

ALLIANCE ON THE FAST TRACK

Alliance Bankshares Corporation
2005 Annual Report

In an age when many banks are encouraging customers to use automated teller machines and online forms, we're proud to be a little old fashioned.

We like to shake hands. Put names to faces. Ask how business is going.

It not only makes our work more satisfying, if recent history is any indication, it just makes good business sense.

From the day we opened our door we've stood by our promise to be "the small bank with big bank expertise." It's not just a slogan. For a growing list of loyal consumer and business customers, it is the Alliance difference. And in 2005, it made all the difference in our bottom line.

2005 AT A GLANCE

- **Total Assets................................ $611 million**
- **Loan Portfolio, net.................... $301 million**
- **Total Deposits........................... $461 million**
- **Investment Securities............... $229 million**
- **Total Earnings............................ $4.1 million**
- **Earnings per Share, diluted..... $0.80**



Table of Contents





2005 was another year of significant balance sheet growth, strong earnings, and improving profitability measures. Total assets reached $611.5 million while net income jumped to $4.1 million. We accomplished this by remaining true to our mission: listening to our customers, understanding their needs, and delivering customized financial solutions that meet or exceed their expectations and, more importantly, help them create value for their enterprises.

In last year's letter, we restated the original founders' intent for Bankshares: to create a vibrant, profitable community banking institution that would be recognized by employees, customers, and competitors as an institution dedicated to setting new standards in banking. We are pleased to report to you that we believe our 2005 performance represents another step towards that long term objective. As we consider what sets any bank apart, we consistently conclude that it is the people that make the difference. We were extremely fortunate in 2005 to add very talented people to several of our business lines:

- In October 2005, we announced our intent to acquire the Danaher Insurance Agency. Founded by our Chairman Emeritus, Thomas P. Danaher, and now led by his son Tom, this 11 person general insurance agency became part of Bankshares' team in November. We expect this acquisition to contribute in a meaningful way to our 2006 earnings results. In addition to its existing revenue stream, we have already seen incremental revenues from cross-selling opportunities in our commercial and real estate client base.

- Michael C. O'Grady joined us in September 2005 as Senior Vice President and Director of our commercial banking activities. He most recently was with another national institution, but I have known Mike for many years and we were colleagues at a regional bank for nearly 15 years. We have already benefited from his contacts and knowledge of the Metropolitan Washington area and his leadership of our commercial lenders.

- During the fourth quarter of 2005, Frank H. Grace, III, President of Alliance Home Funding, set in motion a strategy to attract very talented and successful mortgage loan teams. This work came to fruition in late December and early January 2006 with the addition of two market proven teams totaling 15 new employees in our mortgage company.

- Since the inception of the company, we have been committed to enabling our employees to achieve their personal career goals while with Bankshares. That is why we are particularly proud that during the course of 2005, we were able to promote 7 of our 67 bank employees, 2 of our 30 Alliance Home Funding employees, and 4 of our 11 Alliance Insurance Agency employees to positions of increased responsibility.

Moving forward fearlessly.

2005 in Review

We are pleased with our results for 2005. We experienced strong performance in all aspects of our balance sheet categories and the core earnings of the company. As we have previously reported, Bankshares ended the year with assets of $611.5 million, a $131.8 million or 27.5% increase over the previous year end. Loans grew 45.6% this year after growing 76.4% a year earlier and reached $304.2 million. Loan quality remained strong, as evidenced by minimal levels of past dues, non-performers and net charge-offs.

Our growth was largely funded by our continued success in core deposit gathering. Total deposits grew 29.7% for the year and reached $461.2 million. More importantly, our non-interest bearing deposits jumped to $185.9 million, an incredible 44.9% increase. Our deposit initiatives have been particularly well received by our target clients and we believe we have built a significant competitive advantage in certain segments.

As a direct result of the growth in loans and core deposits, we saw a significant increase in our total earnings which was also reflected in our per share, return on equity and return on asset measurements. Net income for 2005 was $4.1 million, a 46.4% jump over 2004 results. This pushed our earnings per share, diluted from $.57 per share in 2004 to $.80 share for 2005, while return on equity and return on assets improved as well.

The Last 5 Years in Review

While many companies can feel good about their results in any given year, we hold ourselves to a higher standard. We think that our annual performance should be considered in the context of our long term achievement. With that in mind, we thought it appropriate to reflect on what your company has accomplished in the last 5 years.

Earnings Growth

We believe the quality of our earnings growth is best seen by examining our core earnings (earnings excluding gains on sales of securities). Our core earnings have grown from $595,000 in 2001 to $4,100,000 this year, a 61.7% compound annual growth rate. We accomplished this despite experiencing disappointing results over the last two years in Alliance Home Funding.

Asset Growth

Our total assets have grown from $144.8 million at year end 2001 to over $611.5 million this year. This represents a 43.4% compound annual growth rate for the period. This growth has come not by opening branches, but by concentrating on meeting customer needs through a variety of delivery channels. While we believe that we can and should add to our network strategically, we also believe that our growth is not limited by the number of physical locations.

Loan Growth

While we always strive for strong asset growth, our goal has been to achieve that growth in the most profitable asset mix available. Over the last 5 years, our loan portfolio has grown nearly 55% on average per year, with a large portion of that growth occurring in the last two years. The result has been an increasing loan-to-deposit ratio which has provided the basis for upward momentum in core earnings.

This loan growth has not come at the expense of quality. All loan quality measurements remain strong on an absolute basis and when compared to industry standards. Non-accruals at December 31, 2005 were $204,000, consisting of one residential first trust in the process of foreclosure. Net charge-offs for the year were $20,000, coming entirely from our consumer loan portfolio.

Deposit Growth

Equally important to our success has been our growth in deposits. Since 2001, total deposits have grown at nearly 44% compounded annually. This growth has provided us with advantageous funding to support the growth in our loan portfolio. We are particularly pleased with our mix of deposits: over 40% of our deposits at year-end 2005 were demand deposits. This level of non-interest bearing deposits gives us an important competitive advantage from a cost-of-funds perspective.

2001-2005 Summary

We think it is important to note that all of this growth is the result of our own internal business development success. We have not acquired assets, deposits or customers from other banking institutions. While our past success is gratifying, we do not think it is realistic to expect that we can continue to match the percentage increases we have achieved solely from our current resources.

The Next 5 Years

So what do we do for an encore? The Executive Management Team [illegible] several days considering our future. An important outcome from that [illegible]er was the development of a shared vision for the future. Our past succ[illegible] us to establish a high goal for Bankshares, which we think is captured i[illegible] vision statement: "I work for a company that aspires to be the best communi[illegible] banking company in the Metropolitan Washington DC area, as measured by growt[illegible] in our business, the quality of our services, the returns for our shareholders, and [illegible] by the career opportunities provided to our employees."

Simply put, we expect to be the best community banking organization in our market when measured against the expectations of our stakeholders in each of the noted critical performance areas. During the course of this year, we will be refining the standards that will apply to these cornerst[illegible] aspects of performance: gr[illegible]uality, profitability and opportunity. We will [illegible] share with you the stan[illegible] da[illegible]s [illegible]we establish and our performance agains[illegible] standards in the com[illegible] ing [illegible]

Reaching this level of performance and then being consistent year after year w[illegible] require substantial effort on our part. We also appreciate the fact that our g[illegible] may be a moving target, as our competitors increase their respective perf[illegible]orman[illegible] Nevertheless, we believe that with the support of our shareholders, the l[illegible]ader[illegible] of our directors and the dedication and enthusiasm of our employee[illegible] Alli[illegible] Bankshares can become the best communit[illegible]nking co[illegible] Washington DC area.

Vision. Focus. Profit.

Thomas A. Young, Jr.
President & CEO

Harvey E. Johnson, Jr.
Chairman of the Board



Alliance Bankshares

ing is today. And tomorrow.

A NEW ALLIANCE WITH NEW SUCCESS

ALLIANCE INSURANCE AGENCY

In November 2005, the Alliance Insurance Agency, Inc. was created with our purchase of the Danaher Insurance Agency. This represented a logical next step in our evolution as a financial services company capable of providing the customized financial solutions our customers expect. For nearly 40 years, the Danaher Agency name has been known as a reliable and knowledgeable source for the complete array of insurance and employee benefit products for businesses, large and small, their owners and employees.

While the name on the door has changed, the people behind the door are the same individuals who created that reputation for service quality and client pleasing execution. Building on the solid customer base and broad product offerings at Danaher, Alliance customers are already benefiting from this addition to our capabilities. Whether it is working with an individual buying a home or a business owner trying to protect what they have created, a company executive adding to their employee benefit program or a real estate developer insuring their investment, Alliance Insurance is ready to bring their knowledge and access to insurance markets to bear to meet the need. And customers can take assurance from the fact that they will get the same level of service that they have come to expect from Alliance Bank.

Safety. Security. Peace of mind.



HELPING MAKE THE AMERICAN DREAM A REALITY

ALLIANCE HOME FUNDING



As headline after headline announced, 2005 was another banner year for real estate values across the nation. The Metropolitan Washington area was especially impacted by this escalation in home prices. The rise in prices and the demand for creative mortgage products to enable buyers to complete transactions represented twin challenges to our business. While our operating results were adversely impacted, we are excited about changes we have put in place to address the reality of the marketplace. We believe that we are well positioned to succeed in 2006, regardless of market dynamics.

Alliance Bankshares
Where banking is today. And tomorrow.

Loans. Refinancing. Happiness.



We have added two teams of lenders with impressive records of success in the residential mortgage business. These lenders know how to work to put in place the kind of financing that meets the unique circumstances of each client. Secondly, we have enhanced our investor relationships and added products and capabilities to ensure that we have market-leading rates, terms and structures. Finally, we have invested in our back room operations, people and systems, so that every loan is processed in a way that meets or exceeds our client's expectations. We will continue to work to make sure that our clients can achieve their goal: to own their home. We will always remember that our success is best measured by the smiles on the faces of our clients.



BUSINESS IS GOOD

WE'RE HELPING TO MAKE IT BETTER

Traditional commercial and real estate banking are cornerstones of our business. Our loan portfolio grew an incredible 45.6% this year, reaching just over $304 million. We were also successful in delivering other fee-based services, such as employee benefit plans and cash management services. These outcomes are the direct result of the effectiveness of our experienced and knowledgeable relationship managers.

We operate in what is recognized as one of the best markets in the country. But that is no assurance of success. Building long term relationships, listening to and understanding our customers, and then adding value by delivering customized financial solutions are the keys to our current and future success. And this is what we do every day.

We believe that as community bankers, we are uniquely positioned to meet the needs of the businesses and their owners in our community. Our directors, management team and relationship managers all live and work here in our communities and are therefore fully vested in what happens here. It is that combination of mission, commitment and investment that sets Alliance Bank apart from our competitors.

Alliance Bankshares

Where banking is today. And tomorrow.



Innovative. Competitive. Responsive.



Alliance Bankshares
Where banking is today. **And tomorrow.**

OUR ASSETS ARE INCALCULABLE

THE ALLIANCE BEGINS WITHIN

As bankers, we are in the business of putting a value on assets. As a business, we understand the value of our people: they are priceless.

Our growing reputation as one of the best community banks in our market has enhanced our ability to recruit and retain talented individuals. And just as importantly, each of those individuals brings something positive and unique to the Alliance Bankshares team. While competitive pay and benefits are important, real loyalty comes from the satisfaction of being part of a growing, dynamic and committed team, the opportunity for personal growth, the knowledge that you are making a difference, and the recognition that comes with a job well done.

Teamwork. Creativity. Reward.

TOTAL ASSETS



$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0
$611.5
2001
2002
2003
2004
2005

TOTAL LOANS



$350.0
$300.0
$250.0
$200.0
$100.0
$ 50.0
$0
($ in millions)
$304.2
2001
2002
2003
2004
2005

TOTAL DEPOSITS



$500.0
$400.0
$300.0
$200.0
$100.0
$0
$461.2
2001
2002
2003
2004
2005

NET INCOME



$4.00
$3.00
$2.00
$1.00
$0.00
($ in millions)
$4.10
2001
2002
2003
2004
2005



Alliance Bankshares

Where banking is today. And tomorrow.

NUMBERS EXCEEDING EXPECTATION
BANKING THAT MEANS BUSINESS

THE WAY BANKING SHOULD BE


Facts. Figures. Futures.

OPLE WITH PASSION

OUR BOARD OF DIRECTORS



Harvey E. Johnson, Jr.



Thomas A. Young, Jr.



Thomas P. Danaher



George S. Webb



Serina Moy



Robert G. Weyers



William M. Drohan



Lawrence N. Grant

Alliance Bankshares

Where banking is today. And tomorrow.

BOARDROOM

Alliance Bankshares' distinguished Board of Directors is a "Who's Who" in the Metropolitan Washington area's disciplines of business, real estate, insurance and accounting. They bring decades of financial expertise, proven leadership and entrepreneurial success.

Each one contributes a unique perspective and insight into [illegible]anage-me[illegible] They ta[illegible]usly their responsibilit[illegible]versee the[illegible]nner tha[illegible]nvestment. T[illegible] they share[illegible]ief that car[illegible]mbined with [illegible]tive strate[illegible]ive execution are [illegible] keys to long term success for Allia[illegible]

W[illegible]fortunate to count each one of them as a valuable

Wisdom. Guidance. Leadership.


CATIONS
SUCCESS

Alliance
Where banking is today. And

ALLIANCE BANK OFFICES

Ballston
4501 North Fairfax Drive
Arlington, VA 22203
Phone: (703) 814-7280
Fax: (703) 248-9171

Reston
11730 Plaza America Drive
Reston, VA 20190
Phone: (703) 471-6500
Fax: (703) 471-2170

Tyson's
8221 Old Courthouse Road
Vienna, VA 22182
Phone: (703) 814-7260
Fax: (703) 356-4048

Manassas Park
9150 Manassas Drive
Manassas Park, VA 20111
Phone: (703) 396-7745
Fax: (703) 396-7754

Fair Lakes
12735 Shops Lane
Fairfax, VA 22033
Phone: (703) 631-6411
Fax: (703) 631-1672

Location. Location. Location.

ALLIANCE HOME FUNDING

Reston
1840 Michael Faraday Drive
Reston, VA 20190
Phone: (703) 471-8000
Fax: (703) 471-8040

Fairfax
9990 Lee Highway
Fairfax, VA 22030
Phone: (703) 246-8920
Fax: (703) 246-8925

Location.

ALLIANCE INSURANCE AGENCY

Annandale
4200 Evergreen Lane
Annandale, VA 22003
Phone: (703) 642-3200
Fax: (703) 642-5970

OFFICERS AND DIRECTORS

OFFICERS

Thomas A. Young, Jr.
President and
Chief Executive Officer

Paul M. Harbolick, Jr.
Executive Vice President and
Chief Financial Officer

Wayne R. Garcia
Senior Vice President

Frank H. Grace, III
Senior Vice President

John B. McKenney, III
Senior Vice President

Michael C. O'Grady
Senior Vice President

Craig W. Sacknoff
Senior Vice President

John A. Saunders
Senior Vice President

George G. Carson
Vice President

Jose A. Castillo
Vice President

Mark D. DesRochers
Vice President

Kathy L. Harbold
Vice President

Karen L. Laughlin
Vice President

Christina E. McMahon
Vice President

Douglas R. Myers
Vice President

Douglas R. Peterson
Vice President

Donna L. Smith
Vice President

Wonju Song
Vice President

Jacqueline A. Thompson
Vice President

Terri B. Wyzkoski
Vice President

Christian M. Allen
Assistant Vice President

Derwin E. Cherry
Assistant Vice President

Nicole B. Faddoul
Assistant Vice President

Shannon D. Gibbs
Assistant Vice President

Tristan W. Hawkins
Assistant Vice President

Martin P. McClarnon
Assistant Vice President

Margaret T. Prescott
Assistant Vice President

David M. Rector
Assistant Vice President

Pablo L. Buitrago
Bank Officer

Scott Clark
Bank Officer

Christy G. Dinneen
Bank Officer

Colleen B. Hube
Bank Officer

Jessica E. Sinnott
Bank Officer

ALLIANCE HOME FUNDING OFFICERS

Frank H. Grace, III
President

Douglas C. Haskett, II
Senior Vice President and
Chief Operating Officer

Michael R. Cortijo
Vice President

Mark W. Ellmore
Vice President

Richard W. Elmendorf
Vice President

James N. Hottle
Vice President

Rene E. Vega
Vice President

Carol K. Hummer
Assistant Vice President

ALLIANCE INSURANCE AGENCY OFFICERS

Thomas Patrick Danaher
President

Daisy Newberry
Vice President

Bradley A. Rothermel
Vice President

Gregg F. Siegal
Vice President

Bill G. Smith
Vice President

DIRECTORS

Harvey E. Johnson, Jr.
Chairman of the Board

George S. Webb
Vice Chairman of the Board

Robert G. Weyers
Vice Chairman of the Board

William M. Drohan

Lawrence N. Grant

Serina Moy

Thomas A. Young, Jr.

CHAIRMAN EMERITUS

Thomas P. Danaher

Alliance Bankshares
Where banking is today. And tomorrow.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed for quotation on the NASDAQ Capital Market (formerly called the NASDAQ SmallCap Market) on the NASDAQ Stock Market System under the symbol ***ABVA.***

The high and low sales prices per share for our common stock for two years ended December 31, 2005, as reported on the NASDAQ Capital Market, are shown in the table below. During these periods, we did not issue any cash dividends.

	2005		2004	
Quarter	High	Low	High	Low
First	$17.38	$15.03	$19.80	$17.51
Second	$16.10	$14.20	$18.48	$14.70
Third	$16.93	$15.00	$15.48	$14.53
Fourth	$17.00	$16.00	$15.55	$14.70

STOCK TRANSFER AGENT: Register and Transfer Company
10 Commerce Drive • Cranford, NJ 07016 • Toll free: (800) 368-5948 • www.rtco.com

INDEPENDENT ACCOUNTANTS: Yount, Hyde & Barbour, P.C.
50 South Cameron Street • Winchester, VA 22601 • (540) 662-3417 • www.yhbcpa.com

Strength in numbers.

"We are pleased with our results for 2005...We experienced strong performance in all aspects of our balance sheet categories and the core earnings of the company...It is important to note that all of this growth is the result of our own internal business development success."

-Harvey E. Johnson, Jr., Chairman of the Board

YHB
Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

To the Board of Directors and Stockholders of
Alliance Bankshares Corporation
Chantilly, Virginia

We have audited the accompanying consolidated balance sheets of Alliance Bankshares Corporation and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three years ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance Bankshares Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the three years ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 27, 2006

Consolidated Balance Sheets

December 31, 2005 and 2004

(Dollars in thousands)

		2005		004
ASSETS				
Cash and due from banks	$	25,224	$	467
Federal funds sold		37,522		139
Investment securites available-for-sale, at fair value		228,691		2(041
Investment securities held-to-maturity, at amortized cost		100		100
Loans held for sale		5,936		746
Loans, net of allowance for loan losses of $3,422 and $2,300		300,806		2(904
Premises and equipment, net		1,952		156
Accrued interest and other assets		11,254		167
Total Assets	**$**	**611,485**	**$**	**4' 720**
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Non-interest bearing deposits	$	185,877	$	1: 287
Savings and NOW deposits		52,235		034
Money market deposits		24,422		823
Other time deposits		198,644		1(547
Total deposits		461,178		35 591
Repurchase agreements, federal funds purchased				
and other borrowings		58,089		352
Federal Home Loan Bank advances		30,000		000
Trust Preferred Capital Notes		10,310		310
Other liabilities		3,297		745
Commitments and contingent liabilities		- -		- -
Total liabilities		562,874		4: 098
STOCKHOLDERS' EQUITY				
Common stock, $4 par value; 10,000,000 shares authorized; 4,811,050 and				
4,793,349 shares issued and outstanding at December 31, 2005 and 2004		19,244		173
Capital surplus		19,955		855
Retained Earnings		13,218		160
Accumulated other comprehensive (loss), net		(3,806)		(566)
Total stockholders' equity		48,611		622
Total Liabilities and Stockholders' Equity	**$**	**611,485**	**$**	**4' 720**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the Years Ended December 31, 2005, 2004 and 2003

(Dollars in thousands)

	2005	2004	2003
INTEREST INCOME			
Loans	$ 18,149	$ 10,289	$ 7,438
Investment securities	9,567	8,376	6,912
Federal funds sold	1,213	486	267
Total interest income	**28,929**	**19,151**	**14,617**
INTEREST EXPENSE			
Savings and NOW deposits	541	280	229
Other time deposits	5,913	4,401	3,184
Money market deposits	554	308	306
Borrowings	3,493	1,863	1,688
Total interest expense	**10,501**	**6,852**	**5,407**
Net interest income	18,428	12,299	9,210
Provision for loan losses	1,142	886	396
Net interest income after provision for loan losses	**17,286**	**11,413**	**8,814**
OTHER INCOME			
Deposit account service charges	171	205	180
Gain on sale of loans	2,997	5,362	6,325
Net gain (loss) on sale of securities	(21)	346	1,837
Net gain on trading activities	- -	51	250
Other operating income	367	217	182
Total other income	**3,514**	**6,181**	**8,774**
OTHER EXPENSES			
Salaries and employee benefits	7,911	7,839	7,146
Occupancy expense	1,302	1,270	975
Equipment expense	937	745	613
Operating expenses	4,898	4,109	3,368
Total other expenses	**15,048**	**13,963**	**12,102**
INCOME BEFORE INCOME TAXES	**5,752**	**3,631**	**5,486**
Income tax expense	**1,694**	**864**	**1,497**
NET INCOME	**$ 4,058**	**$ 2,767**	**$ 3,989**
Net income per common share, basic	$ 0.85	$ 0.61	$ 1.24
Net income per common share, diluted	$ 0.80	$ 0.57	$ 1.14

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2005, 2004 and 2003

(Dollars in thousands, except share data)

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Stock	Total ders' quity
Balance, December 31, 2002	**$ 8,460**	**$ 5,770**	**$ 2,404**	**$ 934**		**$**	**,568**
Comprehensive income:							
Net income	--	--	3,989	--	$ 3,989		989
Other comprehensive income (loss), net of tax:							
unrealized holding losses on securities							
available for sale, net of tax of $672	--	--	--	--	(1,305)		--
Less: *reclassification adjustment, net*							
income taxes of $710					(1,377)		
Other comprehensive income (loss), net of tax	--	--	--	(2,683)	$ (2,682)		583)
Total comprehensive income	--	--	--	--	$ 1,307		--
Stock dividend in the form of a three-for-two stock split	4,316	(4,316)	--	--			--
Exercise of stock options	190	291	--	--			481
Balance, December 31, 2003	**$ 12,966**	**$ 1,745**	**$ 6,393**	**$ (1,749)**		**$**	**,355**
Comprehensive income:							
Net income	--	--	2,767	--	$ 2,767		,767
Other comprehensive income, net of tax:							
unrealized holding losses on securities							
available for sale, net of tax of $229	--	--	--	--	445		--
Less: reclassification adjustment, net							
income taxes of $135					(262)		
Other comprehensive income, net of tax	--	--	--	183	$ 183		183
Total comprehensive income	--	--	--	--	$ 2,950		--
Exercise of stock options	281	309	--	--			590
Issuance of 1,481,470 shares of common stock	5,926	17,801	--	--			,727
Balance, December 31, 2004	**$ 19,173**	**$ 19,855**	**$ 9,160**	**$ (1,566)**		**$**	**,622**
Comprehensive income:							
Net income	--	--	4,058	--	$ 4,058		058
Other comprehensive income (loss), net of tax:							
unrealized holding losses on securities							
available for sale, net of tax of $1,146	--	--	--	--	(2,226)		--
Less: reclassification adjustment, net							
income taxes of $7					(14)		
Other comprehensive income (loss), net of tax	--	--	--	(2,240)	$ (2,240)		240)
Total comprehensive income	--	--	--	--	$ 1,818		--
Exercise of stock options	71	100	--	--			171
Balance, December 31, 2005	**$ 19,244**	**$ 19,955**	**$ 13,218**	**$ (3,806)**		**$**	**,611**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005, 2004 and 2003

(Dollars in thousands)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,058	$ 2,767	$ 3,989
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation, amortization and accretion	1,864	1,320	980
Provision for loan losses	1,142	886	396
Origination of loans held for sale	(174,345)	(235,043)	(236,004)
Proceeds from sale of loans held for sale	196,152	228,692	266,430
Gain on sale of loans	(2,997)	(5,362)	(6,325)
Net loss (gain) on sale of securities available-for-sale and trading	21	(397)	(2,087)
Deferred tax expense (benefit)	(686)	(113)	(86)
Changes in assets and liabilities affecting operations :			
Accrued interest and other assets	(3,248)	(344)	(2,273)
Other liabilities	1,552	(648)	284
Net cash provided by (used in) operating activities	**23,513**	**(8,242)**	**25,304**
CASH FLOWS FROM INVESTING ACTIVITIES			
Net change in federal funds sold	(36,383)	31,570	(22,582)
Purchase of investment securities available-for-sale	(121,179)	(188,529)	(246,587)
Proceeds from sale of securities available-for-sale	58,283	115,682	131,020
Proceeds from calls and maturities of securities available-for-sale	2,000	13,024	45,500
Paydowns on investment securities available-for-sale	36,767	25,813	23,629
Net increase in loan portfolio	(95,044)	(90,472)	(35,994)
Purchase of premises and equipment	(595)	(1,070)	(1,017)
Net cash (used in) investing activities	**(156,151)**	**(93,982)**	**(106,031)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Net change in cash realized from:			
Non-interest bearing deposits	57,590	39,413	(19,817)
Savings and NOW deposits	15,201	12,440	4,829
Money market deposits	(3,401)	10,545	(63)
Other time deposits	36,097	16,554	75,824
Repurchase agreements, federal funds purchased and other borrowings	12,737	10,101	769
FHLB Advances	10,000	7,000	2,500
Trust Preferred Capital Notes	- -	- -	10,310
Proceeds from exercise of stock options	171	590	481
Proceeds from issuance of common stock	- -	23,727	- -
Net cash provided by financing activities	**128,395**	**120,370**	**74,833**
Net Increase (Decrease) in Cash and Cash Equivalents	**(4,243)**	**18,146**	**(5,894)**
Cash and Cash Equivalents, Beginning of Year	**29,467**	**11,321**	**17,215**
Cash and Cash Equivalents, End of Year	**$ 25,224**	**$ 29,467**	**$ 11,321**

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands, except per share data)

1. NATURE OF BUSINESS

Alliance Bankshares Corporation ("Bankshares") is a bank holding company that conducts substantially all its operations through i subsidiaries. Alliance Bank Corporation (the "Bank") is state-chartered and a member of the Federal Reserve System. The Bank pl es special emphasis on serving the needs of individuals, small and medium size businesses and professional concerns in Northern Vi nia.

In March 2001, the Bank formed Alliance Home Funding, LLC ("AHF"). AHF is a wholly-owned mortgage banking subsidiary of th Bank and originates residential mortgages for subsequent sale. AHF does not maintain the servicing rights on mortgages sold.

On June 26, 2003, Alliance Virginia Capital Trust I, a Delaware statutory trust and a subsidiary of Alliance Bankshares Corporatio as formed.

On November 15, 2005, the Bank formed Alliance Insurance Agency ("AIA") through the acquisition of Danaher Insurance Agenc AIA is a wholly-owned insurance subsidiary of the Bank and sells a wide array of insurance and financial products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation The consolidated financial statements include the accounts of Alliance Bankshares Corporat , Alliance Bank Corporation, Alliance Home Funding, LLC, Alliance Insurance Agency, and Alliance Virginia Capital Trust I. In conso a-tion all significant inter-company accounts and transactions have been eliminated. FASB Interpretation No. 46 R requires that Bankshares no longer consolidate Alliance Virginia Capital Trust I. The subordinated debt of the trust is reflected as a liability of Bankshares.

Business The Bank is a state-chartered commercial bank. We provide a broad array of commercial, retail and mortgage banking ser es and products to clients located in Northern Virginia and the greater Washington, D.C. Metropolitan area.

Use of estimates In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of revenu and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly s-ceptible to significant change in the near term relate to the determination of the allowance for loan losses, goodwill and deferred income taxes.

Cash and cash equivalents For the purposes of the consolidated Statements of Cash Flows, Bankshares has defined cash and cash uiv-alents as those amounts included in the balance sheet caption "Cash and due from banks."

Securities Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturi and recorded at amortized cost. Securities not classified as held-to-maturity or trading, including equity securities with readily det minable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded fro earnings and reported in other comprehensive income. At December 31, 2005 and 2004, Bankshares held no trading securities.

The pair off (simultaneous purchase and sale of investments with the net proceeds delivered to or from the brokerage house) of in st-ments typically occurs when shifts in market conditions change the expected cashflows of the investment portfolio or when our ov ll balance sheet and liquidity requirements change. We have separately classified the pair off transactions as "net gain on trading a i-ties" on the consolidated statements of income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than te o-rary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) e length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects the issuer, and (3) the intent and ability of Bankshares to retain its investment in the issuer for a period of time sufficient to allow for y anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined us the specific identification method.

Loans Held For Sale Loans originated by AHF are designated as held for sale at the time of their origination. These loans are generally pre-sold with servicing released and AHF does not retain any interest or obligation after the loans are sold. These loans consist primarily of fixed-rate, single-family residential mortgage loans which meet the underwriting characteristics of certain government-sponsored enterprises (conforming loans). In addition, AHF requires a firm purchase commitment from a permanent investor before a loan can be committed, thus limiting interest rate risk. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate. Gain on sale of loans are recognized as loans are shipped to the investor.

Rate Lock Commitments AHF enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates.

Loans The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout the Washington, DC metropolitan area. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions of the lending area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method over the life of the loan or currently upon the sale or repayment of a loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows ;- counted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is coll ral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not sep te- ly identify individual consumer and residential loans for impairment disclosures.

Premises and equipment Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depre ted over their estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the lives of the respe ve leases or the estimated useful life of the leasehold improvement, whichever is less. Depreciation and amortization are recorded on e accelerated and straight-line methods.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are consid d individually and are expensed or capitalized as the facts dictate.

Income taxes Bankshares uses the liability (or balance sheet) approach in financial accounting and reporting for income taxes. Def ed income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets an ia- bilities that will result in taxable or deductible amounts in the future. Valuation allowances are established when necessary to redu deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus minus the change during the period in deferred tax assets and liabilities.

Repurchase agreements The Bank routinely enters into repurchase agreements with customers. As part of the repurchase agreemen the Bank uses marketable investment securities from its investment portfolio as collateral for the customer agreements. The repur ise agreements bear interest at a market rate.

Stock-based compensation At December 31, 2005, Bankshares has a stock-based employee compensation plan, which is described iore fully in Note 21. Bankshares accounts for the plan under the recognition and measurement principles of APB Opinion 25, *Accoun g for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation is reflected in net income, as options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if Bankshares had applied the fair value reco i- tion provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation.

	December 31,		
	2005	2004	003
Net income, as reported	$ 4,058	$ 2,767	$ 989
Deduct: total stock-based employee			
compensation expense determined based on fair value method of awards, net	(1,041)	(394)	40)
Pro forma net income	**$ 3,017**	**$ 2,373**	**$ 849**
Earnings per share:			
Basic, as reported	$ 0.85	$ 0.61	$ .24
Basic, pro forma	$ 0.63	$ 0.52	$ .20
Diluted, as reported	$ 0.80	$ 0.57	$ .14
Diluted, pro forma	$ 0.59	$ 0.49	$ .10

On April 27, 2005, the Board of Directors of Bankshares approved the immediate vesting of all unvested "underwater" stock optio held by executive officers, directors and employees as of March 31, 2005. A stock option was considered "underwater" if the opti exercise price (or strike price) was greater than $14.50 per share, which was the opening market price of Bankshares' common st on the date of the Board action. The other terms of the "underwater" stock options remain unchanged. As a result of this board ac n, 152,467 "underwater" stock options vested as of April 27, 2005.

The Board's decision to accelerate the vesting of these "underwater" stock options was made primarily to avoid recognizing compensation expense associated with these stock options in future financial statements upon Bankshares' adoption of SFAS No. 123R, *Share Based Payment*. The acceleration of vesting of these underwater stock options eliminates approximately $787 thousand of future compensation expense which Bankshares would have been required to record as an income statement charge over the remaining vesting periods under the transitional provisions of SFAS No. 123R, which become effective for Bankshares on January 1, 2006.

Earnings per share Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Bankshares relate solely to outstanding stock options, and are determined using the treasury method.

Off-balance-sheet instruments In the ordinary course of business, Bankshares, through it's banking subsidiary, has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, standby letters of credit and rate lock commitments. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Advertising and marketing expense Advertising and marketing costs are expensed as incurred. Advertising and marketing costs as of December 31, 2005, 2004 and 2003 were $379 and $241 and $217, respectively.

Reclassifications Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Account Pronouncements In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-3, *"Accounting for Certain Loans or Debt Securities Acquired in a Transfer"* ("SOP 03-3"). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans purchased by Bankshares or acquired in business combinations. SOP 03-3 does not apply to loans originated by Bankshares. Bankshares adopted the provisions of SOP 03-3 effective January 1, 2005 and the initial implementation had no material effect on the financial statements.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (Revised 2004) (SFAS No. 123R) *"Share-Based Payment,"* which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. SFAS No. 123R replaces SFAS No. 123, *"Accounting for Stock-Based Compensation,"* and supersedes APB Opinion No. 25, *"Accounting for Stock Issued to Employees."* Share-based compensation arrangements include share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123R requires all share-based payments to employees to be valued using a fair value method on the date of grant and expensed based on that fair value over the applicable vesting period. SFAS No. 123R also amends SFAS No. 95 *"Statement of Cash Flows"* requiring the benefits of tax deductions in excess of recognized compensation cost be reported as financing instead of operating cash flows. The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB No. 107"), which expresses the SEC's views regarding the interaction between SFAS No. 123R and certain SEC rules and regulations. Additionally, SAB No. 107 provides guidance related to share-based payment transactions for public companies. Bankshares was required to apply SFAS No. 123R as of the annual reporting period that began after September 15, 2005. Bankshares estimates approximately $167 thousand in share based compensation in 2006 for stock options.

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement No. 154, ("SFAS No. 154") *"Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3."* The new standard changes the requirements for the accounting for and reporting of a change in accounting principle. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement". " The new standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Bankshares does not anticipate this revision will have a material effect on its financial statements.

In November 2005, FASB Staff Position (FSP) 115-1 *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"* was issued. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, *"Accounting f Certain Investments in Debt and Equity Securities"* and APB Opinion No. 18, *"The Equity Method of Accounting for Investments i Common Stock."* The FSP applies to investments in debt and equity securities and cost-method investments. The application guid ce within the FSP includes items to consider in determining whether an investment is impaired, in evaluating if an impairment is oth than temporary and recognizing impairment losses equal to the difference between the investment's cost and its fair value when ar impairment is determined. The FSP is required for all reporting periods beginning after December 15, 2005. Earlier application is r-mitted. Bankshares does not anticipate the amendment will have a material effect on its financial statements.

3. PURCHASE OF INSURANCE AGENCY

Effective November 15, 2005, Alliance Bank Corporation acquired all of the stock of Danaher Insurance Agency, Inc, a Virginia ba d insurance agency. Upon consummation of the transaction, the agency was renamed, Alliance Insurance Agency, Inc. The Bank paic $2,975,000 in cash (including escrows) for the stock in the agency. We engaged a nationally recognized third party to evaluate the goodwill and intangible assets created from the transaction. Approximately, $1.6 million of the purchase price was deemed to be a intangible asset and amortized over ten years following the accounting prescribed in SFAS 142. The remainder of the value, appro mately $1.6 million of goodwill and transaction costs, were recorded on the balance sheet as of December 31, 2005.

4. INVESTMENT SECURITIES

The amortized cost, unrealized holding gains and losses, and the fair value of securities at December 31, 2005 are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:				
U.S. Government corporations and agencies	$ 69,728	$ - -	$ (2,500)	$ 67,228
U.S. Government agency CMOs & PCMOs	112,662	7	(2,220)	110,449
U.S. Government agency MBS	34,192	3	(757)	33,438
Municipal securities	13,411	3	(302)	13,112
Restricted stocks:				
Community Bankers Bank	55	- -	- -	55
Federal Reserve Bank	1,201	- -	- -	1,201
Federal Home Loan Bank	3,208	- -	- -	3,208
Total	**$ 234,457**	**$ 13**	**$ (5,779)**	**$ 228,691**
Held-to-maturity securities:				
Certificate of deposit	$ 100	$ - -	$ - -	$ 100
Total	**$ 100**	**$ - -**	**$ - -**	**$ 100**

The amortized cost, unrealized holding gains and losses, and the fair value of securities at December 31, 2004 are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:				
U.S. Government corporations and agencies	$ 57,663	$ - -	$ (1,340)	$ 56,323
U.S. Government agency CMOs & PCMOs	76,370	48	(459)	75,959
U.S. Government agency MBS	45,534	89	(173)	45,450
Municipal securities	28,448	21	(559)	27,910
Restricted stocks:				
Community Bankers Bank	55	- -	- -	55
Federal Reserve Bank	1,056	- -	- -	1,056
Federal Home Loan Bank	2,288	- -	- -	2,288
Total	**$ 211,414**	**$ 158**	**$ (2,531)**	**$ 209,041**
Held-to-maturity securities:				
Certificate of deposit	$ 100	$ - -	$ - -	$ 100
Total	**$ 100**	**$ - -**	**$ - -**	**$ 100**

The amortized cost and fair value of securities as of December 31, 2005, by contractual maturity, are shown below. Expected mat i-ties may differ from contractual maturities because issues may have the right to call or prepay obligations without any penalties. Management expects these securities to prepay or be called prior to their contractual maturity.

	Available-for-Sale Securities		Held-to-Maturity Secu es	
	Amortized Cost	Fair Value	Amortized Cost	Fai alue
Due after one year through five years	$ 33,622	$ 32,683	$ 100	$ 100
Due after five years through ten years	50,164	48,234	- -	- -
Due after ten years	146,207	143,310	- -	- -
Restricted securities	4,464	4,464	- -	- -
Total	**$ 234,457**	**$ 228,691**	**$ 100**	**$ 100**

Proceeds from sales and calls of securities available for sale were $58.3 million, $115.7 million and $131.0 million for the years en d December 31, 2005, 2004 and 2003, respectively. Gross gains of $106 thousand, $675 thousand and $2.1 million and gross losse f $127 thousand, $278 thousand and $61 thousand were realized on these sales during 2005, 2004 and 2003, respectively. The tax vi-sion applicable to the net realized gain (loss) amounted to ($7) thousand, $135 thousand and $710 thousand, respectively.

At December 31, 2005 and 2004, securities with a carrying value of $119.1 million and $142.1 million, respectively, were pledged secure repurchase agreements, Federal Home Loan Bank advances, public deposits and for other purposes required or permitted by la

The following table is a presentation of the aggregate amount of unrealized loss in investment securities as of December 31, 2005 an 2004. The aggregate is determined by summation of all the related securities that have a continuous loss at year end, and the length time that the loss has been unrealized is shown by terms of "less than 12 months" and "12 months or more." The fair value is the ap oxi-mate market value as of year end.

	2005					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unr ized Loss
U.S. Government corporations and agencies	$ 13,359	$ (170)	$ 52,669	$ (2,330)	$ 66,028	$ (500)
US Government agency CMOs and PCMOs	63,059	(1,126)	45,016	(1,094)	108,075	(220)
US Government agency MBS	14,492	(201)	17,143	(556)	31,635	757)
Municipal securities	1,556	(16)	10,472	(286)	12,028	302)
Total temporarily impaired investment securities:	**$ 92,466**	**$ (1,513)**	**$125,300**	**$ (4,266)**	**$217,766**	**$ (779)**

There are a total of 123 investment securities that have an unrealized loss as of December 31, 2005: 32 U.S. Government Agenc , 53 U.S. Government Agency CMO's, 16 U.S. Government Agency MBS and 22 Municipal Securities. The investment securities ar bli-gations of entities that are excellent credit risks. The impairment noted in the table above is the result of market conditions and d s not reflect on the ability of the issuers to repay the obligations. Bankshares has the intent and ability to hold these securities until maturity or for a period of time sufficient to allow for any anticipated recovery.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when eco mic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value s been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Bankshares retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

	2004					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government corporations and agencies	$ - -	$ - -	$ 56,323	$ (1,340)	$ 56,323	$ (1,340)
US Government agency CMOs and PCMOs	58,811	(459)	- -	- -	58,811	(459)
US Government agency MBS	18,689	(97)	2,646	(76)	21,335	(173)
Municipal securities	12,636	(210)	8,946	(349)	21,582	(559)
Total temporarily impaired investment securities:	**$ 90,136**	**$ (766)**	**$ 67,915**	**$ (1,765)**	**$ 158,051**	**$ (2,531)**

5. LOANS

Loans are summarized as follows at December 31:

	2005	2004
Real estate:		
Residential real estate	$ 69,957	$ 59,819
Commercial real estate	107,200	71,432
Construction	87,046	38,578
Total real estate	**264,203**	**169,829**
Agricultural	274	278
Commercial	37,131	35,077
Consumer	2,957	4,020
Gross loans	**304,565**	**209,204**
Less: unearned discounts and fees	(337)	- -
Less: allowance for loan losses	(3,422)	(2,300)
Net loans	**$ 300,806**	**$ 206,904**

6. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows for the year ended December 31:

	2005	2004	2003
Balance, beginning of year	$ 2,300	$ 1,444	$ 1,066
Provision for loan losses	1,142	886	396
Loans charged off	(25)	(40)	(44)
Recoveries of loans charged off	5	10	26
Net charge-offs	(20)	(30)	(18)
Balance, end of year	**$ 3,422**	**$ 2,300**	**$ 1,444**

As of December 31, 2005, 2004 and 2003, impaired loans for which an allowance has been provided amounted to $1.8 million, $1.3 million and $383 thousand, respectively. The allowance provided for such loans amounted to $115 thousand, $161 thousand and $146 thousand, respectively. As of December 31, 2005, 2004 and 2003, the average balance of the impaired loans was $1.5 million, $110 thousand and $96 thousand with interest income recognized on an accrual basis of $82 thousand, $73 thousand and $17 thousand, respectively. For all reporting periods presented, Bankshares' did not have any impaired loans for which an allowance was not provided.

There were no nonaccrual loans excluded from impaired loan disclosure above as of December 31, 2005 and 2004, and a single loan totaling $20 thousand as of December 31, 2003.

7. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31:

	2005	2004
Leasehold improvements	$ 979	$ 894
Furniture, fixtures and equipment	3,748	3,238
	4,727	4,132
Less: accumulated depreciation and amortization	(2,775)	(1,976)
Premises and equipment, net	**$ 1,952**	**$ 2,156**

Depreciation and amortization charged to operations in 2005, 2004 and 2003 totaled $847 thousand, $679 thousand, and $543 thousand, respectively.

8. FEDERAL HOME LOAN BANK ADVANCES

Bankshares' variable and fixed-rate debt of $30,000 and $20,000 at December 31, 2005 and 2004, respectively, matures throu 2011. The variable rate advances adjust quarterly based on LIBOR plus 3 basis points. Bankshares also has one fixed-rate advanc with an interest rate of 4.52%. At December 31, 2005, the interest rates ranged from 2.04% to 4.52%. At December 31, 2005, the weighted average interest rate was 3.28%.

As of December 31, 2005, we have a credit line of $132.4 million with the Federal Home Loan Bank of Atlanta. In order to borr under the arrangement we secure the borrowings with investment securities and loans. As of December 31, 2005, we pledged inv t-ment securities with a par value of $91.1 million to facilitate current and future transactions.

The contractual maturities of the current long-term Federal Home Loan Bank of Atlanta are as follows:

2006	$ 10,000
2008	10,000
2009	7,000
2011	3,000
Total	**$ 30,000**

9. TRUST PREFERRED CAPITAL SECURITIES OF SUBSIDIARY TRUST

On June 30, 2003, Bankshares' wholly-owned Delaware statutory business trust privately issued $10 million face amount of the t st's floating rate trust preferred capital securities ("Trust Preferred Securities") in a pooled trust preferred capital securities offering. T trust issued $310 thousand in common equity to Bankshares. Simultaneously, the trust used the proceeds of that sale to purcha $10.3 million principal amount of Bankshares' floating rate junior subordinated debentures due 2033 ("Subordinated Debentures Both the Trust Preferred Securities and the Subordinated Debentures are callable at any time after five years from the issue date. he Subordinated Debentures are an unsecured obligation of Bankshares and are junior in right of payment to all present and future s ior indebtedness of Bankshares. The Trust Preferred Securities are guaranteed by Bankshares on a subordinated basis. The Trust Pre red Securities are presented in the consolidated statements of condition of Bankshares under the caption "Trust Preferred Capital Se ities Notes." Bankshares records distributions payable on the Trust Preferred Securities as an interest expense in its consolidated state ents of operations. The cost of issuance of the Trust Preferred Securities was approximately $300,000. This cost is being amortized o a five year period from the issue date. The interest rate associated with the Trust Preferred Securities is 3 month LIBOR plus 3.15 sub-ject to quarterly interest rate adjustments. The interest rate as of December 31, 2005 was 7.64%.

10. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	2005	2004	2003
Current	$ 2,380	$ 977	$ 1,583
Deferred tax provision (benefit)	(686)	(113)	(86)
Income tax expense	**$ 1,694**	**$ 864**	**$ 1,497**

The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

	2005	2004	2003
Computed at the expected statutory rate	$ 1,949	$ 1,235	$ 1,865
Tax exempt income, net	(252)	(378)	(450)
State income tax expense	- -	- -	40
Other	(3)	7	42
Income tax expense	**$ 1,694**	**$ 864**	**$ 1,497**

The components of the net deferred tax assets and liabilities are as follows:

	2005	2004
Deferred tax assets:		
Bad debt expense	$ 1,151	$ 773
Deferred rent	13	21
Deferred loan fees (costs), net	112	- -
Depreciation and amortization	5	- -
Other	4	- -
Unrealized loss on securities available-for-sale	1,960	807
	3,245	1,601
Deferred tax liabilities:		
Deferred loan fees (costs), net	- -	26
Depreciation and amortization	- -	106
Other	27	90
	27	222
Net defered tax assets	**$ 3,218**	**$ 1,379**

11. OPERATING EXPENSES

The components of other operating expenses for the years ended December 31, were as follows:

	2005	2004	2003
Business development	$ 702	$ 605	$ 549
Office expense	1,062	767	735
Bank operations expense	977	920	746
Data processing & professional fees	1,306	1,146	775
Other	851	671	563
Total	**$ 4,898**	**$ 4,109**	**$ 3,368**

12. RELATED PARTY TRANSACTIONS AND LETTERS OF CREDIT

Bankshares grants loans and letters of credit to its executive officers, directors and their affiliated entities. These loans are made i :he ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevai g at the same time for comparable transactions with unrelated persons, and, in the opinion of management, do not involve more tha nor- mal risk or present other unfavorable features. The aggregate amount of such loans outstanding at December 31, 2005 and 2004 as approximately $397 thousand and $674 thousand, respectively. During 2005, new loans and line of credit advances to such relat parties amounted to $381 thousand in the aggregate and payments amounted to $658 thousand in the aggregate.

Bankshares also maintains deposit accounts with some of its executive officers, directors and their affiliated entities. The aggregat amount of these deposit accounts at December 31, 2005 and 2004 amounted to $4.9 million and $4.3 million, respectively.

13. COMMITMENTS AND CONTINGENCIES

As members of the Federal Reserve System, Bankshares is required to maintain certain average reserve balances. For the final wee y reporting period in the years ended December 31, 2005 and 2004, the aggregate amounts of daily average required balances wer $11.0 million and $15.3 million, respectively.

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, comm ments to extend credit, etc., which are not reflected in the accompanying financial statements. Bankshares does not anticipate los s as a result of these transactions. See Note 15 with respect to financial instruments with off-balance-sheet risk. Bankshares is obli ed under several operating leases, with initial terms of three to ten years, for its office locations and branch sites.

Total rental expense for the occupancy leases for the year ended December 31, 2005, 2004 and 2003 was $1.0 million, $963 th - sand, and $725 thousand, respectively. Bankshares also leases office equipment and vehicles pursuant to operating leases with va ous expiration dates. Total rental expense for office equipment and vehicles for the years ended December 31, 2005, 2004 and 2003 as $137 thousand, $147 thousand and $136 thousand, respectively.

Bankshares leases office space for four of its branch locations, two of its mortgage lending locations, insurance agency location an cor- porate headquarters location. These non-cancelable agreements, which expire through July 2016, in some instances require paym t of certain operating charges. At December 31, 2005, minimum annual rental commitments under these leases (in thousands) are as follows:

2006	$ 1,286
2007	1,631
2008	1,519
2009	1,297
2010	1,040
Thereafter	5,148
Total	**$ 11,921**

14. SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004	003
Supplemental Disclosures of Cash Flow Information:			
Interest paid during the year	$ 10,236	$ 6,916	$ 076
Income taxes paid during the year	$ 1,305	$ 1,149	$ 255
Supplemental Disclosures of Noncash Activities:			
Fair value adjustment for securities	$ (3,393)	$ 277	$ ( )63)

15. DEPOSITS

The aggregate amount of time deposits in denominations of $100 or more at December 31, 2005 and 2004 was $95,465 and $81,859, respectively.

At December 31, 2005, the scheduled maturities of time deposits (in thousands) are as follows:

2006	$ 99,326
2007	30,368
2008	20,829
2009	27,689
2010	20,432
Total	**$ 198,644**

Brokered deposits totaled $79.9 million and $58.3 million at December 31, 2005 and 2004, respectively.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Bankshares, through its banking subsidiary, is party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Bankshares' exposure to credit loss is represented by the contractual amount of these commitments. Bankshares follows the same credit policies in making commitments and as it does for on-balance-sheet instruments.

At December 31, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2005	2004
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 132,068	$ 64,640
Standby letters of credit	$ 2,482	$ 3,085

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bankshares evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Bankshares, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which Bankshares is committed.

Standby letters of credit are conditional commitments issued by Bankshares to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bankshares generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2005, Bankshares had rate lock commitments to originate mortgage loans totaling $3.8 million and loans held for sale of $5.9 million. It is management's intent to enter into corresponding commitments, on a best-efforts basis, to sell these loans to third-party investors.

From time to time Bankshares will enter into forward purchase agreements for investment securities. These purchases generally will settle within 90 days of the end of the reporting period. As of December 31, 2005, Bankshares had no forward purchase commitments.

Bankshares maintains cash accounts and Federal funds sold in other commercial banks. The amount on deposit with correspondent institutions, including Federal funds sold at December 31, 2005, exceeded the insurance limits of the Federal Deposit Insurance Corporation by $37.9 million.

17. SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Substantially all of Bankshares' loans, commitments and standby letters of credit have been granted to customers located in the Washington, DC metropolitan area. The concentrations of credit by type of loan are set forth in Note 5.

18. EMPLOYEE BENEFITS

Bankshares has a 401(k) defined contribution plan covering substantially all full-time employees and provides that an employee becomes eligible to participate immediately on employment provided they are age 21 or older. Under the plan, a participant may c - tribute up to 15% of his or her covered compensation for the year, subject to certain limitations. Bankshares currently matches 5C of employee contributions up to 6%. Matching contributions totaled $84 thousand, $56 thousand and $43 thousand, for the years e ed December 31, 2005, 2004 and 2003, respectively. Bankshares may also make, but is not required to make, a discretionary contr -tion for each participant. The amount of contribution, if any, is determined on an annual basis by the Board of Directors. No contr -tions were made by Bankshares during the years ended December 31, 2005 and 2004.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a for d liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted marl prices for Bankshares' various financial instruments. In cases where quoted market prices are not available, fair values are based c estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an imm li-ate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its discl ure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of Bankshares.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is ic-ticable to estimate that value:

Cash, Short-Term Investments and Federal Funds Sold
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities
For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dea quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is no available, fair value is estimated using quoted market prices for similar securities. The carrying value of restricted stock approxima s fair value based on the redemption provisions of the issuers.

Loans Held for Sale
Fair value is based on selling price arranged by arms-length contracts with third parties.

Loan Receivables
For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values air values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on q ted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. ir values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are i-mated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of mi-lar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral va es, where applicable.

Accrued Interest
The carrying amounts of accrued interest approximate fair value.

Deposit Liabilities
The fair values disclosed for demand deposits (e.g., interest and noninterest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings
The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analysis based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Federal Home Loan Bank Advances
The fair values of Bankshares' Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Trust Preferred Capital Notes
The fair value of Bankshares' Trust Preferred Capital Notes are estimated using discounted cash flow analyses based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Financial Instruments
The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2005 and 2004, the carrying amounts of loan commitments and standby letters of credit were immaterial.

The estimated fair values of Bankshares' financial instruments are as follows:

	2005		2004	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets:				
Cash and short-term investments	$ 25,224	$ 25,224	$ 29,467	$ 29,467
Federal funds sold	37,522	37,522	1,139	1,139
Securities	228,791	228,791	209,141	209,141
Loans, net	300,806	300,036	206,904	205,625
Loans held for sale	5,936	5,936	24,746	24,746
Accrued interest receivable	3,356	3,356	2,687	2,687
Financial liabilities:				
Non-interest bearing deposits	$ 185,877	$ 185,877	$ 128,287	$ 128,287
Interest-bearing deposits	275,301	275,861	227,404	228,163
Short-term borrowings	58,089	57,668	45,352	44,890
FHLB advances	30,000	30,000	20,000	20,000
Trust Preferred Capital Notes	10,310	10,310	10,310	10,310
Accrued interest payable	1,017	1,017	751	751

Bankshares assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. A: result, the fair values of Bankshares' financial instruments will change when interest rate levels change and that change may be e er favorable or unfavorable to Bankshares. Management attempts to match maturities of assets and liabilities to the extent believed ı :es-sary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environm t. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment d less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate Bankshares' overall interest rate risk.

20. REGULATORY MATTERS

The Bank, as a state bank, is subject to the dividend restrictions set forth by the Bureau of Financial Institutions of the Commonw ılth of Virginia (the "Bureau"). Under such restrictions, the Bank may not, without the prior approval of the Bureau, declare dividends excess of the sum of the current year's earnings plus the retained earnings from the prior two years. As of December 31, 2005, th aggregate amount of unrestricted funds, which could be transferred from the banking subsidiary to the Parent Company, without p r regulatory approval, totaled $12.1 million or 24.8% of consolidated net assets. As of December 31, 2005, 2004 and 2003, no d · dends were declared.

As a member of the Federal Reserve Bank system, the Bank is required to subscribe to shares of $100 par value Federal Reserve nk stock equal to 6% of the Bank's capital and surplus. The Bank is only required to pay for one-half of the subscription. The remaiı g amount is subject to call when deemed necessary by the Board of Governors of the Federal Reserve.

Bankshares (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the fede l banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretion r actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital ade acy guidelines and the regulatory framework for prompt corrective action, Bankshares and the Bank must meet specific capital guideliı ; that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about com - nents, risk weightings, and other factors. Prompt correction action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require Bankshares and the Bank to maintain minimur amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk weighted assets (a defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005 and 2(4, that Bankshares and the Bank meet all capital adequacy requirements to which it is subject.

Bankshares and the Bank's actual capital amounts and ratios are also presented in the table below (in thousands).

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 62,743	17.0%	$ 29,573	8.0%	N/A	N/A
Alliance Bank Corporation	$ 54,836	14.9%	$ 29,534	8.0%	$ 36,918	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 59,321	16.1%	$ 14,786	4.0%	N/A	N/A
Alliance Bank Corporation	$ 51,414	13.9%	$ 14,767	4.0%	$ 22,151	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$ 59,321	10.0%	$ 23,834	4.0%	N/A	N/A
Alliance Bank Corporation	$ 51,414	8.6%	$ 23,794	4.0%	$ 29,743	5.0%
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 60,488	22.3%	$ 21,689	8.0%	N/A	N/A
Alliance Bank Corporation	$ 47,161	17.4%	$ 21,628	8.0%	$ 27,035	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 58,188	21.5%	$ 10,845	4.0%	N/A	N/A
Alliance Bank Corporation	$ 44,861	16.6%	$ 10,814	4.0%	$ 16,221	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$ 58,188	11.6%	$ 20,025	4.0%	N/A	N/A
Alliance Bank Corporation	$ 44,861	9.0%	$ 20,003	4.0%	$ 25,004	5.0%

21. STOCK OPTION PLAN

Effective June 30, 1999, as amended on May 28, 2003 and June 22, 2005, the Bank established an incentive and non-qualified stock option plan. The plan is administered by the Board of Directors of Bankshares acting upon recommendations made by the Stock Option Committee appointed by the Board. The plan is currently authorized to grant a maximum of 994,500 shares to directors, key employees and consultants. The options are granted at the fair market value of Bankshares common stock at the date of grant. The term of the options shall not exceed ten years from the date of grant. The options vest on a schedule determined by the Stock Option Committee based on financial performance criteria.

The fair value of each grant is estimated at the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

	December 31,		
	2005	2004	2003
Dividend yield	0.00%	0.00%	0.00%
Expected life	6.29 years	6.60 years	6.82 years
Expected volatility	23.03%	25.89%	25.79%
Risk-free interest rate	4.28%	3.76%	3.04%

A summary of the status of Bankshares stock option plan is presented below:

	2005		2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted …rage Exerci… Price
Outstanding at January 1,	657,588	$ 5.42	588,950	$ 6.23	512,663	$ 4.63
Granted	115,900	16.09	180,300	18.00	145,625	1.01
Forfeited	(6,000)	16.27	(43,300)	14.59	(563)	5.39
Exercised	(17,701)	7.80	(68,362)	4.55	(68,775)	4.50
Outstanding at December 31	**749,787**	**$ 7.10**	**657,588**	**$ 5.62**	**588,950**	**$ 6.23**
Exercisable at end of year	**560,644**		**386,681**		**415,341**	
Weighted-average fair value per option of options granted during the year	**$ 5.42**		**$ 4.96**		**$ 4.59**	

The status of the options outstanding at December 31, 2005 is as follows:

	Options Outstanding		Options Exercisab…	
Remaining Contractual Life	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted …rage Exerci… Price
4 years	286,413	$ 4.45	286,413	$ 4.45
6 years	16,875	$ 4.89	16,875	$ 4.89
7 years	56,175	$ 5.59	52,575	$ 5.50
8 years	129,125	$ 10.93	49,906	$ 1.34
9 years	145,300	$ 18.24	144,875	$ 8.25
10 years	115,900	$ 16.09	10,000	$ 5.99

All options granted, available under the Plan, and exercisable have been restated for all three years giving retroactive effect to the om-mon stock dividends distributed on October 26, 2001 and September 29, 2003.

22. EARNINGS PER SHARE

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Weighted average number of shares for all years reported has been restated giving effect to the common stock dividends distributed on October 26, 2001 and September 29, 2003. Potential dilutive common stock had no effect on income available to common shareholders.

	2005		2004		2003	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	4,798,907	$ 0.85	4,546,117	$ 0.61	3,208,169	$ 1.24
Effect of dilutive securities,						
stock options	302,645		326,964		296,200	
Diluted earnings per share	5,101,552	$ 0.80	4,873,081	$ 0.57	3,504,369	$ 1.14

Average shares of 125,300, 184,000 and 21,000 have been excluded from the earnings per share calculation for 2005, 2004 and 2003, respectively, because their effects were anti-dilutive.

23. COMMON STOCK DIVIDEND AND CAPITALIZATION

On September 29, 2003, Bankshares' board of directors approved a three-for-two stock split in the form of a common stock dividend. The common stock dividend was in the form of one share of Bankshares common stock, par value $4.00 per share, for every two shares of Bankshares common stock issued and outstanding as of the close of business on September 17, 2003, and was paid on September 29, 2003 to stockholders of record at the close of business on September 17, 2003.

On February 23, 2004, we issued 1,481,470 shares of common stock in a registered public offering at a price of $17.00 per share before commissions and expenses. Gross proceeds amounted to $25.2 million. Net proceeds after commissions but prior to other offering expenses were approximately $23.9 million. A portion of the new capital was downstreamed from Bankshares to the banking subsidiary, Alliance Bank. Bankshares is using the net proceeds from this offering to provide additional capital to the Bank to support anticipated increases in our loans and deposits as our business grows.

24. PARENT ONLY FINANCIAL INFORMATION

Alliance Bankshares Corporation Balance Sheets (Parent Corporation Only)

December 31, 2005 and 2004

(Dollars in thousands)

	2005		2004	
ASSETS				
Cash	$	7,291	$	12,743
Investment in subsidiaries		50,705		43,295
Other assets		976		966
Total assets	**$**	**58,972**	**$**	**57,004**
LIABILITIES				
Trust Preferred Capital Notes	$	10,310	$	10,310
Other liabilities		51		72
Total liabilities		10,361		10,382
STOCKHOLDERS' EQUITY				
Common stock		19,244		19,173
Capital surplus		19,955		19,855
Retained earnings		13,218		9,160
Accumulated other comprehensive (loss), net		(3,806)		(1,566)
Total stockholders' equity		48,611		46,622
Total liabilities and stockholders' equity	**$**	**58,972**	**$**	**57,004**

Alliance Bankshares Corporation Statements of Income (Parent Corporation Only)

For the Periods Ended December 31, 2005, 2004 and 2003

(Dollars in thousands, except share data)

	2005		2004		003	
INCOME						
Interest income	$	- -	$	- -	$	1
EXPENSES						
Interest expense		717		534		249
Professional fees		89		57		86
Other expense		91		69		66
Total expense		897		660		401
Loss before income tax (benefit) and undistributed income of subsidiaries		(897)		(660)		00)
Income tax (benefit)		(305)		(251)		47)
Loss before undistributed income of subsidiaries		(592)		(409)		53)
Undistributed income of subsidiaries		4,650		3,176		242
Net income	**$**	**4,058**	**$**	**2,767**	**$**	**989**

Alliance Bankshares Corporation Statements of Cash Flows (Parent Corporation Only)

For the Periods Ended December 31, 2005, 2004 and 2003

(Dollars in thousands)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,058	$ 2,767	$ 3,989
Adjustments to reconcile net income to net cash (used in) operating activities:			
Undistributed income of subsidiaries	(4,650)	(3,176)	(4,242)
Increase in other assets	(91)	(170)	(727)
Increase in accrued expenses	60	51	123
Net cash (used in) operating activities	**(623)**	**(528)**	**(857)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Increase in investment in subsidiaries	(5,000)	(15,000)	(5,980)
Net cash (used in) investing activities	**(5,000)**	**(15,000)**	**(5,980)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from issuance of common stock	171	24,317	481
Proceeds from Trust Preferred Capital Notes	- -	- -	10,310
Net cash provided by financing activities	**171**	**24,317**	**10,791**
CASH AND CASH EQUIVALENTS			
Net Increase (Decrease) in Cash and Cash Equivalents	(5,452)	8,789	3,954
Beginning of Year	12,743	3,954	- -
End of Year	**$ 7,291**	**$ 12,743**	**$ 3,954**

25. SEGMENT REPORTING

Bankshares has two reportable segments: traditional commercial banking and a mortgage banking business. Revenues from comm ial banking operations consist primarily of interest earned on loans and investment securities and fees from deposit services. Mortgag banking operating revenues consist principally of interest earned on mortgage loans held for sale, gains on sales of loans in the se nd-ary mortgage market and loan origination fee income.

The commercial bank segment provides the mortgage segment with the short term funds needed to originate mortgage loans throu a warehouse line of credit and charges the mortgage banking segment interest based on a premium over their cost to borrow funds. ese transactions are eliminated in the consolidation process.

The following table presents segment information for the years ended December 31, 2005, 2004 and 2003:

	2005			
	Commercial Banking	Mortgage Banking	Eliminations	Conso ated tals
Revenues:				
Interest income	$ 29,054	$ 694	$ (819)	$ 929
Gain on sale of loans	- -	2,997	- -	997
Other	507	10	- -	517
Total operating income	29,561	3,701	(819)	443
Expenses:				
Interest expense	10,501	819	(819)	501
Provision for loan loss	1,142	- -	- -	142
Salaries and employee benefits	5,254	2,657	- -	911
Other	5,844	1,293	- -	137
Total operating expenses	22,741	4,769	(819)	691
Income before income taxes	$ 6,820	$ (1,068)	$ - -	$ 752
Total assets	$ 610,854	$ 9,021	$ (8,390)	$ 6 485
Capital expenditures	$ 335	$ 260	$ - -	$ 595

	2004			
	Commercial Banking	Mortgage Banking	Eliminations	Conso ated tals
Revenues:				
Interest income	$ 19,177	$ 1,447	$ (1,473)	$ 151
Gain on sale of loans	- -	5,362	- -	362
Other	785	34	- -	819
Total operating income	19,962	6,843	(1,473)	332
Expenses:				
Interest expense	6,852	1,473	(1,473)	852
Provision for loan losses	886	- -	- -	886
Salaries and employee benefits	3,535	4,304	- -	839
Other	5,033	1,091	- -	124
Total operating expenses	16,306	6,868	(1,473)	701
Income before income taxes	$ 3,656	$ (25)	$ - -	$ 631
Total assets	$ 477,738	$ 29,278	$ (27,296)	$ 4 720
Capital expenditures	$ 800	$ 270	$ - -	$ 070

	2003			
	Commercial Banking	Mortgage Banking	Eliminations	Consolidated Totals
Revenues:				
Interest income	$ 14,678	$ 1,720	$ (1,781)	$ 14,617
Gain on sale of loans	- -	6,325	- -	6,325
Other	2,426	23	- -	2,449
Total operating income	17,104	8,068	(1,781)	23,391
Expenses:				
Interest expense	5,407	1,781	(1,781)	5,407
Provision for loan losses	396	- -	- -	396
Salaries and employee benefits	2,863	4,283	- -	7,146
Other	3,972	984	- -	4,956
Total operating expenses	12,638	7,048	(1,781)	17,905
Income before income taxes	$ 4,466	$ 1,020	$ - -	$ 5,486
Total assets	$ 355,993	$ 20,508	$(19,453)	$ 357,048
Capital expenditures	$ 709	$ 308	$ - -	$ 1,017

The following discussion is intended to assist in understanding and evaluating the financial condition and results of operations of Alliance Bankshares, Alliance Bank, Alliance Home Funding and Alliance Insurance Agency, on a consolidated basis. This discuss n and analysis should be read in conjunction with Alliance Bankshares' consolidated financial statements and related notes included Item 8 of this report on Form 10-K.

FORWARD-LOOKING STATEMENTS

Some of the matters discussed below and elsewhere in this report include forward-looking statements. These forward-looking state ments include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk and financ and other goals. Forward-looking statements often use words such as "believes," "expects," "plans," "may," "will," "should," "pr ects," "contemplates," " anticipates," "forecasts," "intends" or other words of similar meaning. You can also identify them by the act that they do not relate strictly to historical or current facts. The forward-looking statements we use in this report are subject to sig i-cant risks, assumptions and uncertainties, including among other things, the following important factors that could affect the actu outcome of future events:

- Loss of key production personnel;
- Fluctuations in market rates of interest and loan and deposit pricing, which could negatively affect our net interest mar), asset valuation and income and expense projections;
- Assumptions used within our ALM process and NII / EVE models;
- Adverse changes in the overall national economy as well as adverse economic conditions in our specific market areas w in Northern Virginia and the greater Washington, D.C. Metropolitan region;
- Maintaining and developing well established and valuable client relationships and referral source relationships;
- Our use of technology or the use of technology by key competitors;
- Competitive factors within the financial services industry; and
- Changes in regulatory requirements and/or restrictive banking legislation.

Because of these and other uncertainties, our actual results and performance may be materially different from results indicated by these forward-looking statements. In addition, our past results of operations are not necessarily indicative of future performance.

We caution you that the above list of important factors is not exclusive. These forward-looking statements are made as of the date this report, and we may not undertake steps to update these forward-looking statements to reflect the impact of any circumstances events that arise after the date the forward-looking statements are made.

Selected Financial Information

Year Ended December 31,

(Dollars in thousands, except per share data)

	2005	2004	2003	2002	2001
INCOME STATEMENT DATA:					
Interest income	$ 28,929	$ 19,151	$ 14,617	$ 10,187	$ 6,477
Interest expense	10,501	6,852	5,407	3,471	2,811
Net interest income	18,428	12,299	9,210	6,716	3,666
Provision for loan losses	1,142	886	396	478	189
Non-interest income	3,514	6,181	8,774	4,356	1,000
Non-interest expense	15,048	13,963	12,102	7,333	3,563
Income taxes	1,694	864	1,497	839	151
Net income	$ 4,058	$ 2,767	$ 3,989	$ 2,422	$ 763
PER SHARE DATA AND SHARES OUTSTANDING DATA:[1]					
Basic net income	$ 0.85	$ 0.61	$ 1.24	$ 0.76	$ 0.38
Fully diluted net income	0.80	0.57	1.14	0.74	0.37
Cash dividends declared	- -	- -	- -	- -	- -
Book value at period end	10.10	9.73	5.97	5.54	4.33
Shares outstanding, period end	4,811,050	4,793,349	3,241,491	3,172,653	2,023,549
Average shares outstanding, basic	4,798,907	4,546,117	3,208,169	3,172,653	2,023,549
Average shares outstanding, diluted	5,101,552	4,873,081	3,504,369	3,284,333	2,064,630
BALANCE SHEET DATA:					
Total assets	$ 611,485	$ 479,720	$ 357,048	$ 280,625	$ 144,820
Total loans, net of unearned discount	304,228	209,204	118,762	82,786	52,927
Total investment securities	228,791	209,141	175,099	131,085	61,546
Total deposits	461,178	355,691	276,739	215,966	107,602
Stockholders' equity	48,611	46,622	19,355	17,568	13,721
PERFORMANCE RATIOS:					
Return on average assets	0.71%	0.63%	1.16%	1.23%	0.76%
Return on average equity	8.59%	6.87%	21.00%	16.00%	9.26%
Net interest margin [2]	3.51%	3.10%	3.07%	3.88%	3.89%
ASSET QUALITY RATIOS:[3]					
Allowance to period-end loans	1.12%	1.10%	1.22%	1.29%	1.15%
Allowance to non-performing loans	1.87X	1.77X	3.58X	N/A	N/A
Non-performing assets to total assets	0.30%	0.27%	0.13%	N/A	N/A
Net charge-offs to average loans	0.01%	0.02%	0.01%	0.03%	0.02%
CAPITAL RATIOS:					
Tier I risk-based capital	16.1%	21.5%	15.0%	12.3%	17.1%
Total risk-based capital	17.0%	22.3%	18.4%	13.1%	17.8%
Leverage capital ratio	10.0%	11.6%	7.0%	6.4%	10.5%
Total equity to total assets	7.9%	9.7%	5.4%	6.3%	9.5%

[1] All share amounts and dollar amounts per share have been adjusted to reflect the three-for-two stock splits in the form of a stock dividend paid on October 24, 2001 and on September 29, 2003.
[2] Net interest income divided by total average earning assets.
[3] Non-performing assets consist of nonaccrual loans, restructured loans and foreclosed properties.

- **Assets were $611.5 million at December 31, 2005, an increase of $131.8 million (27.5%) from December 31, 2004.**
- **Total loans, net of unearned discount were $304.2 million at December 31, 2005, an increase of $95.0 million (45.4%) from December 31, 2004.**
- **Our investment portfolio was $228.8 million at December 31, 2005, an increase of $19.7 million (9.4%) from December 31, 2004.**
- **Deposits were $461.2 million at December 31, 2005, an increase of $105.5 million (29.7%) from December 31, 2004.**
- **Net income was $4.1 million at December 31, 2005, an increase of $1.3 million (46.7%) from December 31, 2004.**
- **Alliance Insurance Agency was formed in November 2005.**

EXECUTIVE OVERVIEW

BALANCE SHEET

December 31, 2005 compared to December 31, 2004. Total assets were $611.5 million as of December 31, 2005, an increase of $ 1.8 million over the December 31, 2004 level of $479.7 million. As of year end 2005, total loans were $304.2 million, loans held f sale were $5.9 million and investments were $228.8 million. These earning assets amounted to $576.4 million or 94.3% of tot assets at year end 2005. The balance of the earning assets was overnight federal funds sold of $37.5 million.

The allowance for loan losses was $3.4 million or 1.12% of loans outstanding as of December 31, 2005. This compares to $2.3 iil-lion or 1.10% of loans outstanding as of December 31, 2004. (The ratios exclude loans held for sale.) There was one non-perfor ng consumer loan of $204 thousand as of December 31, 2005, compared to no non-performing assets as of December 31, 2004. Impaired loans or those loans requiring a specific allocation within the allowance for loan losses amounted to $1.8 million as of December 31, 2005 compared to $1.3 million as of December 31, 2004. The specific allocation of the allowance for loan losse vas $115 thousand as of December 31, 2005 and $161 thousand as of December 31, 2004.

Total deposits amounted to $461.2 million as of December 31, 2005, an increase of $105.5 million over the December 31, 20C level of $355.7 million. This growth is attributable to the business building efforts of relationship officers, branch locations oper in mid to late 2003 and the use of brokered deposits to augment our natural deposit growth. Total demand deposits were $185.9 r lion as of December 31, 2005 compared to $128.3 million as of year end 2004. Demand deposits represent 40.3% of total deposits ; of December 31, 2005.

We use customer repurchase agreements ("customer repos") and wholesale funding from the Federal Home Loan Bank of Atlanta ("FHLB") to support the asset growth of the organization. As of December 31, 2005, there were $37.7 million of customer repo ut-standing or $7.8 million more than were outstanding at the end of 2004. The growth relates to additional customers garnered in 005 as well as expansion of existing customer relationships. As of December 31, 2005, the organization had $30.0 million in FHLB m advances outstanding, compared to $20.0 million as of December 31, 2004. The longer term FHLB advances are used as part o ur overall Balance Sheet management strategy, which focuses on lengthening liabilities when feasible.

In June 2003, we issued $10 million in Trust Preferred Securities through a statutory business trust. As of December 31, 2005 id December 31, 2004, the full $10 million was considered Tier I regulatory capital.

Total stockholders' equity was $48.6 million as of December 31, 2005 and $46.6 million as of December 31, 2004. Book valu er share increased from $9.73 in 2004 to $10.10 as of December 31, 2005.

December 31, 2004 compared to December 31, 2003. Total assets were $479.7 million as of December 31, 2004, an increase of $122.7 million over the December 31, 2003 level of $357.0 million. The loan portfolio, net of discounts and fees, was $209.2 million at December 31, 2004, $90.4 million greater than the December 31, 2003 level of $118.8 million. Investment securities available for sale amounted to $209.1 million at December 31, 2004, a $34.0 million increase over the December 31, 2003 level of $175.1 million. At December 31, 2004, the deposit portfolio was $355.7 million, a $79.0 million increase over the December 31, 2003 level of $276.7 million. Total stockholders' equity amounted to $46.6 million at December 31, 2004, an increase of $27.2 million over the $19.4 million level at December 31, 2003. Book value per share increased from $5.97 in 2003 to $9.73 as of December 31, 2004.

Critical Accounting Policies

Bankshares' financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses has three basic components: the specific allowance for impaired credits, the general allowance based on relevant risk factors, and an amount based on historical losses. Each of these components is determined based upon estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance for loans identified for impairment testing. Impairment testing includes consideration of the borrower's overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. When impairment is identified, a specific reserve is established based on Bankshares' calculation of the loss embedded in the individual loan. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Accordingly, Bankshares does not separately identify individual consumer and residential loans for impairment testing unless loans become 60 days or more past due.

The general allowance is determined by aggregating un-criticized loans (non-classified loans and loans identified for impairment testing for which no impairment was identified) by loan type based on common purpose, collateral, repayment source or other credit characteristics. We then apply allowance factors which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, we consider the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers' management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system and (ix) the effect of external factors (e.g., competition and regulatory requirements). This is the largest component of the overall allowance.

The portion based on historical losses is the smallest component of the total allowance for loan loss. Actual realized losses have been nominal since the inception of the bank and were insignificant in 2005.

Goodwill

Bankshares adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Based on the results of these tests, Bankshares concluded that there was no impairment and no write-downs were recorded. Additionally, under SFAS No. 142, acquired intangible assets are separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful life. The costs of other intangible assets, based on independent valuation, are being amortized over their estimated lives not to exceed fifteen years.

Results of Operations

2005 compared to 2004. For the year ended December 31, 2005, net income amounted to $4.1 million, compared to $2.8 milli for 2004. Earnings per common share, basic were $.85 in 2005 and $.61 in 2004. Earnings per common share, diluted were $.8 n 2005 and $.57 in 2004. Return on average equity was 8.59% in 2005 compared to 6.87% in 2004. Return on average assets as .71% in 2005 compared to .63% in 2004. The net interest margin was 3.51% in 2005 which compares to 3.10% in 2004.

Our core banking unit generated $6.8 million in pre-tax income in 2005 compared to the 2004 pre-tax income of $3.7 million. e 2005 results included a significant increase in the core banking unit's interest income, up $9.9 million over the 2004 results.

2004 compared to 2003. For the year ended December 31, 2004, net income amounted to $2.8 million, compared to $4.0 milli for 2003. Earnings per common share, basic were $.61 in 2004 and $1.24 in 2003. Earnings per common share, diluted were $. in 2004 and $1.14 in 2003. Return on average equity was 6.87% in 2004 compared to 21.00% in 2003. Return on average ass was .63% in 2004 compared to 1.16% in 2003. The net interest margin was 3.10% in 2004 which compares to 3.07% in 20(

Interest Income and Expense

Net interest income was $18.4 million in 2005 or $6.1 million greater than the 2004 level of $12.3 million. The increase is pr arily attributable to the substantial increase in net earning assets and the growth of our loan portfolio.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods di-cated, showing the average distribution of assets, liabilities, stockholders' equity and related income, expense and corresponding weighted average yields and rates. The average balances used in these tables and other statistical data were calculated using da. average balances.

Average Balances, Interest Income and Expense and Average Yield and Rates (1)

Year Ended December 31,

(Dollars in thousands)

	2005			2004			2003		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
ASSETS									
INTEREST EARNING ASSETS:									
Investment securities	$ 227,579	$ 9,991	4.39%	$ 199,836	$ 8,905	4.46%	$ 158,152	$ 7,542	4.77%
Loans [2]	268,633	18,149	6.76%	175,743	10,289	5.85%	130,210	7,438	5.71%
Federal funds sold	40,627	1,213	2.99%	38,511	486	1.26%	32,313	267	0.83%
Total interest earning assets	536,839	29,353	5.47%	414,090	19,680	4.75%	320,675	15,247	4.75%
NON-INTEREST EARNING ASSETS:									
Cash and due from banks	27,107			20,006			15,792		
Premises and equipment	2,176			2,060			1,591		
Other assets	8,019			7,179			8,255		
Less: allowance for loan losses	(2,824)			(1,705)			(1,246)		
Total non-interest earning assets	34,478			27,540			24,392		
Total Assets	**$ 571,317**			**$ 441,630**			**$ 345,067**		
LIABILITIES AND STOCKHOLDERS' EQUITY									
INTEREST-BEARING LIABILITIES:									
Interest-bearing demand deposits	$ 39,755	$ 488	1.23%	$ 23,880	$ 246	1.03%	$ 17,340	$ 199	1.15%
Money market deposit accounts	29,916	554	1.85%	22,702	308	1.36%	18,609	306	1.64%
Savings accounts	3,926	53	1.35%	3,056	34	1.11%	2,237	30	1.34%
Time deposits	184,591	5,913	3.20%	162,108	4,401	2.71%	112,919	3,184	2.82%
Total interest-bearing deposits	258,188	7,008	2.71%	211,746	4,989	2.36%	151,105	3,719	2.46%
FHLB Advances	21,068	682	3.24%	19,617	486	2.48%	15,844	318	2.01%
Other borrowings	81,789	2,812	3.44%	51,669	1,377	2.67%	62,351	1,370	2.20%
Toal interest-bearing liabilities	361,045	10,502	2.91%	283,032	6,852	2.42%	229,300	5,407	2.36%
NON-INTEREST BEARING LIABILITIES:									
Demand deposits	158,944			115,617			92,222		
Other liabilities	4,104			2,702			4,553		
Total liabiliies	524,093			401,351			326,075		
Stockholders' Equity	47,224			40,279			18,992		
Total Liabilities and Stockholders' Equity:	**$ 571,317**			**$ 441,630**			**$ 345,067**		
Interest Spread [3]			**2.56%**			**2.33%**			**2.40%**
Net Interest Margin [4]		**$ 18,851**	**3.51%**		**$12,828**	**3.10%**		**$ 9,840**	**3.07%**

[1] The rates and yields are on a fully tax equivalent basis assuming a 34% federal tax rate.
[2] The bank had nonaccruing loans of $204, $0 and $20 thousand in 2005, 2004 and 2003 respectively.
[3] Interest spread is the average yield earned on earning assets, less the average rate incurred on interest bearing liabilities.
[4] Net interest margin is net interest income, expressed as a percentage of average earning assets.

Our net interest margin was 3.51% for the year ended December 31, 2005, compared to 3.10% for 2004. The average yield on lo s increased from 5.85% in 2004 to 6.76% in 2005. Our fixed rate term loans generally use a three or five year treasury security as t base index for the customer rate. The net interest income earned, on a fully taxable equivalent basis, grew from $12.8 million in 2 4 to $18.9 million in 2005, an increase of 47.0%.

Average loan balances were $268.6 million for the year ended December 31, 2005, compared to $175.7 million for 2004. The re ed interest income from loans was $18.1 million in 2005, an increase of $7.9 million over the 2004 levels. These increases reflect th strong growth we have experienced in our loan portfolio. The average yield on loans increased to 6.76% in 2005, up 91 basis poin compared to the same period in 2004.

Investment securities income of $10.0 million (on a fully taxable equivalent basis) brought our net interest income level to $18.9 m ion (on a fully taxable equivalent basis) for the year ended December 31, 2005. This represents an increase of $6.0 million in net inte st income (on a fully taxable equivalent basis) over the 2004 level of $12.8 million. The tax equivalent yields on investment securitie or the year ended December 31, 2005 and 2004 were 4.39% and 4.46%, respectively. The decline in the investment portfolio is a r ilt of strategic initiatives undertaken to reduce the weighted average life and duration of the investment portfolio.

Excess liquidity results in federal funds sold for us. For the year ended December 31, 2005, federal funds sold contributed $1.2 m ion of interest income, compared to $486 thousand for the same period in 2004.

Average interest-bearing funding sources (deposits and purchased funds) grew to $361.0 million in 2005, which was $78.0 million greater than the 2004 level of $283.0 million. Interest expense for all interest-bearing liabilities amounted to $10.5 million during ie year ended December 31, 2005, a $3.6 million increase over the 2004 level of $6.9 million. Cost of interest bearing liabilities for e year ended December 31, 2005 was 2.91%, or 49 basis points higher than the 2004 level of 2.42%.

The following table describes the impact on our interest income and expense resulting from changes in average balances and averag rates for the periods indicated. The change in interest income due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Volume and Rate Analysis

(Dollars in thousands)

	Years Ended December 31, 2005 compared to 2004			Years Ended December 31, 2004 compared t 003		
		Change Due To:			Change Due To:	
	Increase/(Decrease)	Volume	Rate	Increase/(Decrease)	Volume	Rate
INTEREST EARNING ASSETS						
Investments	$ 1,086	$ 1,224	$ (138)	$ 1,363	$ 1,809	$ 46)
Loans	7,860	6,073	1,787	2,851	2,664	187
Federal funds sold	727	28	699	219	59	160
Total Increase (Decrease) in Interest Income	9,673	7,325	2,348	4,433	4,532	(99)
INTEREST-BEARING LIABILITIES						
Interest-bearing deposits	2,019	969	1,050	1,270	1,419	49)
Purchased funds	1,631	998	633	175	57	118
Total Increase (Decrease) in Interest Expense	3,650	1,967	1,683	1,445	1,476	(31)
Increase (Decrease) in Net Interest Income	**$ 6,023**	**$ 5,358**	**$ 665**	**$ 2,988**	**$ 3,056**	**$ (68)**

Allowance for Loan Losses & Asset Quality

Our loan portfolio has experienced very few past due loans since inception. At December 31, 2005, Alliance Bank had a single loan that was on nonaccrual status totaling $204 thousand compared to no nonaccrual loans at December 31, 2004. The allowance for loan losses was $3.4 million at December 31, 2005, or 1.12% of loans outstanding, compared to $2.3 million or 1.10% of loans outstanding, at December 31, 2004. (These ratios exclude loans held for sale.) In 2005, we had net charge-offs of $20 thousand compared to $30 thousand in 2004 and $99 thousand since inception in 1998.

As of December 31, 2005, we had loans to five borrowers that were recorded as "special mention" and "substandard" on our internal loan watch list. These impaired loans amount to $1.8 million. We have allocated a $115 thousand of our allowance for loan losses towards these specific loans. This compares to an impaired loan balance of $1.3 million as of December 31, 2004. The allowance for loan losses as of December 31, 2004 included a specific allocation for the impaired loans of $161 thousand.

The allowance for loan losses was 1.10% of net loans, or $2.3 million, at December 31, 2004, and 1.22% of net loans, or $1.4 million at December 31, 2003. Net charge-offs were $30 thousand in 2004, compared to $18 thousand in 2003.

As part of our routine credit administration process, we engage an outside consulting firm to review our loan portfolio periodically. The information from these reviews is used to monitor individual loans as well as to evaluate the overall adequacy of the allowance for loan losses.

A loan may be placed on nonaccrual status when the loan is specifically determined to be impaired or when principal or interest is delinquent 90 days or more. We closely monitor individual loans, and relationship officers are charged with working with customers to resolve potential credit issues in a timely manner with minimum exposure to us. We maintain a policy of adding an appropriate amount to the allowance for loan losses to ensure an adequate reserve based on the portfolio composition, specific credit extended by Alliance Bank and general economic conditions.

In reviewing the adequacy of the allowance for loan losses at each period, management takes into consideration the historical loan losses experienced by the organization, current economic conditions affecting the borrowers' ability to repay, the volume of loans, trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing loans. After charging off all known losses which have been incurred in the loan portfolio, management considers the allowance for loan losses adequate to cover its estimate of probable losses.

The following table represents an analysis of the allowance for loan losses for the periods indicated:

Allowance for Loan Losses

Year Ended December 31,

(Dollars in thousands)

	2004	2003	2002	2001	2000
Balance, beginning of period	$ 2,300	$ 1,444	$ 1,066	$ 610	$ 430
Provision for loan losses	1,142	886	396	478	189
Chargeoffs:					
Commerical	- -	- -	44	16	- -
Consumer	25	40	- -	11	9
Total chargeoffs	25	40	44	27	9
Recoveries:					
Commerical	- -	- -	23	- -	- -
Consumer	5	10	3	5	- -
Total recoveries	5	10	26	5	- -
Net chargeoffs	20	30	18	22	9
Balance, end of period	**$ 3,422**	**$ 2,300**	**$ 1,444**	**$ 1,066**	**$ 610**
Allowance for loan losses to total loans	1.12%	1.10%	1.22%	1.29%	1.15%
Allowance for loan losses to non-accrual loans	16.8X	NM	72.2X	N/A	N/A
Non-performing assets to allowance for loan losses	53.48%	56.40%	27.90%	N/A	N/A
Net chargeoffs to average loans	0.01%	0.02%	0.01%	0.03%	0.02%

The following table provides a breakdown of the allowance for loan losses. However, management does not believe that the allowan[illegible] for loan losses can be fragmented by category with any precision that would be useful to investors. The breakdown of the allowance fo[illegible]an losses is based primarily upon those factors discussed above in computing the allowance for loan losses as a whole. Because all of [illegible]ese factors are subject to change, the breakdown is not necessarily indicative of the category of future loan losses.

Allocation of the Allowance for Loan Losses

December 31,

(Dollars in thousands)

	2005	2004	2003	2002	[illegible]001
Commercial	$ 529	$ 437	$ 434	$ 350	$ 150
Commercial real estate	1,317	901	409	275	175
Real estate construction	1,155	383	127	150	75
Residential real estate	349	403	383	191	150
Consumer	26	40	24	100	60
Other	46	136	67	- -	- -
Total loans	**$ 3,422**	**$ 2,300**	**$ 1,444**	**$ 1,066**	**$ 610**

LOANS

We grant mortgage, commercial, real estate and consumer loans in the normal course of business. The loan portfolio net of disc[illegible]ts and fees was $304.2 million as of December 31, 2005 or $95.0 million greater than the December 31, 2004 level of $209.2 m[illegible]on. The loan portfolio contains $264.2 million, or 86.8% in real estate related loans as of December 31, 2005. The real estate loans include home equity loans, owner-occupied commercial real estate and residential construction loans. Approximately $37.1 milli[illegible] or 12.2% of the loan portfolio at December 31, 2005 is represented by commercial loans. These loans are generally secured and in[illegible]ide adequate cashflows to support repayment of the loans.

The following table summarizes the composition of the loan portfolio by dollar amount:

Loan Portfolio

December 31,

(Dollars in thousands)

	2005	2004	2003	2002	[illegible]001
Commercial	$ 37,131	$ 35,077	$ 29,300	$ 16,491	$ 1[illegible]073
Commercial real estate	107,200	71,432	37,444	24,710	1[illegible]140
Real estate construction	87,046	38,578	11,264	11,111	[illegible]402
Residential real estate	69,957	59,819	37,281	27,438	1[illegible]362
Consumer	2,957	4,020	3,190	3,036	[illegible]500
Other	274	278	283	- -	- -
Less: unearned discount & fees	(337)	- -	- -	- -	[illegible]50)
Total loans	**$ 304,228**	**$ 209,204**	**$ 118,762**	**$ 82,786**	**$ 5[illegible]927**

The following table presents the maturities or repricing periods of selected loans outstanding at December 31, 2005:

Loan Maturity Distribution

December 31, 2005

(Dollars in thousands)

	One Year or Less	After One Year Through Five Years	After Five Years	Total
Commercial	$ 23,767	$ 11,446	$ 1,958	$ 37,171
Real estate construction	84,642	2,404	- -	87,046
Total	**$ 108,409**	**$ 13,850**	**$ 1,958**	**$ 124,217**
LOANS WITH:				
Fixed Rates	$ 9,048	$ 43,303	$ 24,142	$ 76,493
Variable Rates	168,221	56,034	3,480	227,735
Total	**$ 177,269**	**$ 99,337**	**$ 27,622**	**$ 304,228**

LOANS HELD FOR SALE

In 2001, we established our mortgage banking subsidiary, Alliance Home Funding, LLC. As part of our business strategy to offer complementary services to clients while minimizing risk, generally all loans originated by Alliance Home Funding are presold to correspondent lenders. As of December 31, 2005, $5.9 million of Loans Held for Sale were part of our asset base, as compared to $24.7 million at December 31, 2004. Our business objective includes having the loans sold, shipped and funded within a 90 day period.

INVESTMENT SECURITIES

We generally classify investment securities as available for sale under the classifications outlined in FASB Statement No. 115. In all periods presented, we had a single investment of $100,000 classified as held to maturity. We use the portfolio to manage excess liquidity, customer deposit volatility and asset/liability mix.

Investment securities available for sale were $228.7 million as of December 31, 2005, an increase of $19.7 million over the December 31, 2004 level of $209.0 million. The growth in the investment security portfolio is directly related to the growth in deposits experienced in 2005. The effects of unrealized losses on the portfolio were ($5.8) million at December 31, 2005 and ($2.4) million at December 31, 2004. The unrealized losses amounted to 2.5% of the investment portfolio value as of December 31, 2005 and 1.1% of the investment portfolio value as of December 31, 2004.

Our investment portfolio at December 31, 2005 and 2004 contained callable US agency securities, US agency collateralized mortgage obligations, US agency mortgage backed securities, state and municipal bonds, Federal Reserve Bank stock, Federal Home Loan Bank stock and other securities. Our basic investment philosophy includes investments that provide stable cash flows, municipal securities and callable securities. According to our policy, the investment portfolio may contain corporate debt securities. The investment portfolio did not contain any corporate debt securities at December 31, 2005 or December 31, 2004. We actively manage our portfolio duration and composition with the changing market conditions and changes in balance sheet risk management needs. Additionally, the securities are pledged as collateral for certain borrowing transactions and repurchase agreements.

Contractual maturities of collateralized mortgage obligations and mortgage backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time. We generally expect theses securities to prepay prior to contractual maturity. Additionally, callable agency securities may be called by the issuer prior to the contractual maturity.

In 2004 we developed and implemented an investment strategy focused on three key prongs. The first prong focused on managing the base duration of the callable bond portions of the portfolio. The second prong focused on expanding the cash flowing portion of the investment portfolio. The final prong focused on managing the municipal bond or higher yielding portion of the portfolio. All of the strategies were undertaken within the context of the overall balance sheet and the then current investment portfolio and the overall investment market conditions. This remains our current strategy today, and the following paragraphs describe these prongs in detail.

BASE DURATION MANAGEMENT

As we entered 2004, we embarked on an investment strategy for the Agency sector of minimum reinvestment and to let the balan of this sector mature, be called or sold. The remaining portion of this sector provides a stable base within the investment portfolio. \ generally felt interest rates would be flat to rising in the future and, as such, our investment activity was geared to a different proc :t which would have shorter cash flow characteristics. The Agency sector of the portfolio declined from 52.0% in 2003 to 29.4% as December 31, 2005. The December 31, 2005 Agency portfolio was $67.2 million with a weighted average yield of 4.59% and weighted average life of 6.1 years. This compares to the December 31, 2004 level of $56.3 million with a weighed average yield 4.53% and a weighted average life of 7.4 years.

CASHFLOWING INSTRUMENTS

The second prong of the investment strategy was to maximize monthly cash flow. As previously stated the economic conditions in 04 and beyond have generally favored cashflowing investments. This type of investment allows the organization to have liquidity in m economic times. Our current interest rate bias in 2005 is for rising interest rates. As such we have developed an investment portl o composed of a variety of cashflowing bonds. We currently own US agency mortgage backed securities, US agency CMOs and Priv Label CMOs. The instruments have varying maturity and coupon characteristics. We own 7 year balloons, 10 year MBS, 15 year M ;, 20 year MBS, GNMA hybrid ARMs, Agency CMOs with locked out positions, Agency CMOs that are presently in the cash flow winc rs. In addition, we own Private Label CMOS with varying issuers and AAA ratings along with varying coupons. The diversified nature o his portion of the investment portfolio is expected to provide cash flow or interest rate repricing in most economic cycles. As of Dece er 31, 2005, these instruments amounted to $143.9 million with a weighted average yield of 4.54% and a weighted average life of 3.6 years.

PORTFOLIO YIELD

The third prong of the investment strategy is based on investment yield performance. We generally invest in AAA insured bank qu fied municipal bonds. This portion of the investment portfolio is invested on a longer duration basis. We own instruments with maturi s ranging from 2010 to 2025. Many of the instruments have call features which would allow the issuer to redeem the bonds prior t final maturity.

The December 31, 2005 municipal portfolio was $13.1 million with a weighted average tax equivalent yield of 5.44% and a weig :d average life of 10.1 years. This compares to the December 31, 2004 level of $27.9 million with a weighed average yield of 5.68 and a weighted average life of 12.6 years.

The overall investment portfolio had a base case duration of 3.0 years as of December 31, 2005. If interest rates rise the base c duration extends to 4.3 years or very similar to the duration of a 5 year US Treasury security which has a duration of 4.6 years. T investment portfolio is modeled on an instrument level basis for portfolio management purposes. In addition, the investment portl o is modeled on a detailed basis within the NII and EVE ALM models. The performance of the investment portfolio in the interest r shock tests is considered as part of the overall balance sheet management process and appropriate ALM strategies are developed ; J implemented accordingly.

Investment securities available for sale amounted to $209.0 million at December 31, 2004, a $34.0 million increase over the December 31, 2003 level of $175.0 million. The effects of unrealized (losses) on the portfolio were ($2.4) million at December :, 2004 and ($2.7) million at December 31, 2003.

The following table sets forth a summary of the investment securities portfolio at December 31, 2005, 2004 and 2003:

Investment Securities [1]

December 31,

(Dollars in thousands)

	2005	2004	2003
AVAILABLE FOR SALE SECURITIES			
US Government agency securities	$ 67,228	$ 56,323	$ 91,078
US Government agency CMOs & PCMOs	110,449	75,959	3,267
US Government agency MBS	33,438	45,450	38,000
Municipal securities	13,112	27,910	40,921
FHLB & FRB Common Stock	4,409	3,344	1,678
Other investments	55	55	55
Total Available For Sale Securities [2]	**$ 228,691**	**$ 209,041**	**$ 174,999**
HELD TO MATURITY SECURITIES			
Certificate of Deposit	$ 100	$ 100	$ 100
Total Held To Maturity Securities [2]	**$ 100**	**$ 100**	**$ 100**
Total Investment Securities[2]	**$ 228,791**	**$ 209,141**	**$ 175,099**

[1] Contractual maturities are not a reliable indicator of the expected life of investment securities. Instruments may be prepaid by the borrower or issuer.
[2] AFS investments at market value; HTM investments at cost basis.

The following table summarizes the contractual maturity of the investment securities on an amortized cost basis and their weighted average yield as of December 31, 2005:

Maturities of Investment Securities

December 31, 2005

(Dollars in thousands)

	Within One Year		After One Year But Within Five Years		After Five Years But Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
AVAILABLE FOR SALE SECURITIES										
US Government agency securities	$ --	0.00%	$29,034	4.45%	$ 40,694	4.79%	$ --	0.00%	$ 69,728	4.65%
US Government agency CMOs & PCMOs [1]	--	0.00%	--	0.00%	--	0.00%	112,662	4.75%	112,662	4.75%
US Government agency MBS [2]	--	0.00%	4,588	4.08%	7,920	4.04%	21,684	4.24%	34,192	4.17%
Municipal securities [2]	--	0.00%	-	0.00%	1,550	7.43%	11,861	5.82%	13,411	6.01%
Other securities	--	0.00%	-	0.00%	-	0.00%	4,464	4.63%	4,464	4.63%
Total Available For Sale Securities	**$ --**	**0.00%**	**$33,622**	**4.40%**	**$ 50,164**	**4.75%**	**$150,671**	**4.76%**	**$234,457**	**4.71%**
HELD TO MATURITY SECURITIES										
Certificate of Deposit	$ 100	4.10%	$ --	0.00%	$ --	0.00%	$ --	0.00%	$ 100	4.10%
Total Held To Maturity Securities	**$ 100**	**4.10%**	**$ --**	**0.00%**	**$ --**	**0.00%**	**$ --**	**0.00%**	**$ 100**	**4.10%**

[1] Contractual maturities of CMOs and mortgage backed securities ("MBS") are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time.
[2] Municipal security yield is on a fully tax equivalent basis assuming a 34% federal tax rate.

NON-INTEREST INCOME

The following table highlights the major components of non-interest income for the periods referenced:

Non-Interest Income

Year Ended December 31,

(Dollars in thousands)

	2005	2004	2003	2002	001
Gain on loan sales	$ 2,997	$ 5,362	$ 6,325	$ 2,995	$ 515
Net gain (loss) on sale of securities	(21)	346	1,837	820	255
Net gain on trading activities	- -	51	250	302	- -
Deposit account service charges	171	205	180	114	85
Other	367	217	182	125	145
Total	**$ 3,514**	**$ 6,181**	**$ 8,774**	**$ 4,356**	**$ 000**

The primary source of non-interest income is gains on the sale of residential mortgage loans. Gains from sales of mortgage loans we $3.0 million for the year ended December 31, 2005. This represents a decrease of $2.4 million over the $5.4 million level in 200 The mortgage banking activity and performance has a correlation to interest rates. As interest rates rise home buyers may elect to fi nce homes with adjustable mortgage products or, if rates rise significantly, defer a home purchase. The volatility in interest rates could ult in slower mortgage production or lower levels of mortgage banking income. The loss of key employees may also affect production. C ing the fourth quarter of 2004, several staffing changes occurred. We also hired additional staff to help keep pace with the changing gr rth of Alliance Home Funding. During the transition period production was low, leading to the decrease in gain on loan sales.

In the year ended December 31, 2005, we had a net loss of $21 thousand on the sale of investment securities. This represents a decrease of $367 thousand over the 2004 level net gains of $346 thousand. During 2003, we reallocated our investment portfolio manage the high levels of actual and projected prepayments on collateralized mortgage obligations and mortgage backed securities. addition to managing the mortgage related investments, a variety of agency and municipal securities were sold. The repositioning of e portfolio generated a larger level of securities gains than we routinely experience in the ordinary course of business. We have separa y disclosed net gains from securities held for a short period of time for the pair off of certain mortgage backed securities transactions. or the year ended December 31, 2005 we had no net gains on trading activities, compared to $51 thousand and $250 thousand for th years ended December 31, 2004 and 2003, respectively.

Routine banking fees such as account maintenance, insufficient funds, online banking, stop payment, and wire transfer fees amount to $171 thousand, $205 thousand and $180 thousand, for each of the years ended December 31, 2005, 2004 and 2003, respective Our other non-interest income is predominately from ATM fees. This type of fee income is a modest activity for Alliance Bank.

Our gains on mortgage loan sales amounted to $5.4 million during the year ended December 31, 2004. This represented a $963 t u-sand decrease over the 2003 level of $6.3 million.

As part of our routine balance sheet management strategy, a variety of investment securities were sold in 2003. The repositioning a ng with some pair off transactions resulted in gains of $397 thousand during the year ended December 31, 2004, compared to $2.1 n ion during the year ended December 31, 2003.

NON-INTEREST EXPENSE

Non-interest expense for the year ended December 31, 2005 amounted to $15.0 million, compared to the 2004 level of $14.0 mil n. Salary and benefits expense for the year ended December 31, 2005 was $7.9 million, compared to the December 31, 2004 level o $7.8 million. The increase results from commissions and incentives paid on mortgage banking production as well as new personnel Alliance Bank. Total salary and benefits expense for Alliance Home Funding amounted to $2.7 million for the year ended Decembe 1, 2005 and $4.3 million for the year ended December 31, 2004. Occupancy and furniture and equipment costs were up $224 thous d in 2005 from the 2004 level of $2.0 million. The change in occupancy expense is directly related to opening branches and offices. Our

Manassas mortgage loan office opened in January 2003, our Ballston banking office opened in June 2003, our Tysons Corner banking office opened in December 2003 and our Reston mortgage loan office opened in February 2004. Other operating expenses amounted to $4.9 million in 2005, compared to $4.1 million in 2004. Other operating expenses increased due to increased marketing efforts, absorption of branch operating costs and professional fees.

Non-interest expense for 2004 amounted to $14.0 million, compared to the 2003 level of $12.1 million. The increase is directly related to our expansion activities. The largest component of non-interest expense is salaries and benefits. Salary and benefits expenses in 2004 were $7.8 million, or $693 thousand higher than the 2003 level of $7.1 million. As a growing organization, we expanded our retail, commercial and private banking staffs to meet growth and profitability targets. Additionally, the salaries, commissions and benefits associated with Alliance Home Funding contributed to the growth in salaries and other non-interest expense. Occupancy and furniture and equipment costs in 2004 were up $427 thousand over the 2003 level of $1.6 million. Other operating expenses amounted to $4.1 million in 2004, compared to $3.4 million in 2003. The costs associated with opening these locations increased our other operating expenses due to marketing and general branch openings programs. In addition, our professional fees rose due to costs incurred in the establishment of the holding company.

The components of other operating expenses for the periods referenced were as follows:

Non-Interest Expense

Year Ended December 31,

(Dollars in thousands)

	2005	2004	2003	2002	2001
Business development	$ 702	$ 605	$ 549	$ 465	$ 327
Office expense	1,062	767	735	518	348
Bank operations expense	977	920	746	565	320
Data processing & professional fees	1,422	1,146	775	596	260
Other	735	671	563	364	163
Total	**$ 4,898**	**$ 4,109**	**$ 3,368**	**$ 2,508**	**$ 1,418**

INCOME TAXES

We recorded an income tax expense of $1.7 million in 2005 compared to an income tax expense of $864 thousand in 2004. Our effective tax rates were 29.5% for the year ended December 31, 2005 and 23.8% for the year ended December 31, 2004. The ef :- tive tax rate is lower than the statutory rate of 34% primarily due to the benefits of our municipal bond portfolio.

DEPOSITS

We have made a special effort to obtain deposits from title and mortgage loan closing companies, which generally provide a good s rce of non-interest bearing deposits. We have developed products and services using available technology that meet the needs of thes customers. The balances on deposit with us tend to fluctuate greatly during any given month, depending on transaction schedulin ind overall market conditions. These balances represent a substantial portion of our non-interest bearing deposits. These deposits are ib- ject to significant reduction during slow real estate markets. In order to meet the withdrawal needs of these customers, we monito ur liquidity, investment securities and lines of credit on a constant basis. We have sold and will in the future sell investment securiti as a source of liquidity.

We seek deposits within our market area by paying competitive interest rates, offering high-quality customer service and using tech lo- gy to deliver deposit services effectively. At December 31, 2005, the deposit portfolio was $461.2 million, a $105.5 million incre e over the December 31, 2004 level of $355.7 million. We have seen growth in several key categories over the periods compared. y deposit categories, such as NOW, money market and certificates of deposit have all grown in proportion to overall company growth. he effects of several deposit gathering and branching initiatives have allowed our deposit and customer base to continually expand.

From time to time, we gather time deposits from the wholesale marketplace. Brokered certificates of deposit allow us to fund loan id investment growth with minimal sales efforts. At December 31, 2005, we had $79.9 million in such deposits. The balance of the $79.9 million consists of two types of "brokered" deposits. At December 31, 2005, we had $10.0 million of brokered deposits th relate to a state government program and $69.9 million of brokered deposits that are part of a periodic marketing program by a licensed broker on our behalf. We entered into a series of brokered deposits during 2003 as part of a corporate initiative to extenc ie maturity of liabilities. The certificates issued as part of the brokered deposit program have maturities ranging from one to three ye from issuance. This type of funding is an excellent tool to support the growth of our mortgage banking unit, Alliance Home Fundin As market conditions warrant and balance sheet needs dictate, we may continue to participate in the wholesale certificates of deposit ar- ket. As with any deposit product, we have potential risk for non-renewal by the customer and/or broker.

At December 31, 2004, deposits were $355.7 million, a $79.0 million increase over the December 31, 2003 level of $276.7 mil n. At December 31, 2004, we had $58.3 million in brokered deposits, compared to $61.2 million at December 31, 2003. The December 31, 2004 balance of the $58.3 million consists of two types of "brokered" deposits. At December 31, 2004, we had $).0 million of brokered deposits that relate to a state government program and $48.3 million of brokered deposits that were part of a p - odic marketing program by a licensed broker on our behalf. The December 31, 2003 balance of $61.2 million consisted of $10.0 il- lion of brokered deposits that related to a government program and $51.2 million in brokered deposits that were issued as part of a marketing program by a licensed broker on our behalf.

The following table details the average amount of, and the average rate paid on, the following primary deposit categories for the periods indicated:

Average Deposits and Average Rates Paid

Year Ended December 31,

(Dollars in thousands)

	2005			2004			2003		
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
INTEREST BEARING LIABILITIES:									
Interest-bearing demand deposits	$39,755	$ 488	1.23%	$ 23,880	$ 246	1.03%	$ 17,340	$ 199	1.15%
Money market deposit accounts	29,916	554	1.85%	22,702	308	1.36%	18,609	306	1.64%
Savings accounts	3,926	53	1.35%	3,056	34	1.11%	2,237	30	1.34%
Time deposits	184,591	5,913	3.20%	162,108	4,401	2.71%	112,919	3,184	2.82%
Total interest-bearing deposits	258,188	$ 7,008	2.71%	211,746	$ 4,989	2.36%	151,105	$ 3,719	2.46%
Non-interest bearing deposits	158,944			115,617			92,222		
Total deposits	**$417,132**			**$ 327,363**			**$243,327**		

The following is a summary of the maturity distribution of certificates of deposit as of December 31, 2005:

Certificates of Deposit Maturity Distribution

December 31, 2005

(Dollars in thousands)

	Three Months or Less	Three Months to Twelve Months	Over Twelve Months	Total
CERTIFICATES OF DEPOSIT				
Less than $100,000	$ 29,701	$ 41,035	$ 32,443	$ 103,179
Greater than or equal to $100,000	7,301	21,289	66,875	95,465
Total	**$ 37,002**	**$ 62,324**	**$ 99,318**	**$ 198,644**

CAPITAL

Both Alliance Bankshares and Alliance Bank are considered "well capitalized" under the risk-based capital guidelines adopted by the various regulatory agencies. Stockholders' equity amounted to $48.6 million as of December 31, 2005 and $46.6 million as of December 31, 2004. Book value per share increased to $10.10 in 2005 from $9.73 as of December 31, 2004. The significant increase is directly related to a capital stock offering that took place in February 2004. Approximately $25.2 million in gross proceeds were generated from the sale of 1,481,470 shares of common stock at an offering price of $17.00 per share. Expenses associated with the offering were $1.3 million for broker fees and $200 thousand for legal, accounting, printing, and miscellaneous fees. Bankshares is using the net proceeds from this offering to provide additional capital to the bank to support anticipated increases in our loans and deposits as our business grows.

Alliance Bankshares' ability to pay cash dividends is restricted by banking regulations. We have not declared or paid cash dividends since inception. It is our general policy to retain earnings to support future organizational growth.

On June 30, 2003, Alliance Bankshares' wholly-owned Delaware statutory business trust privately issued $10 million face amount of the trust's floating rate trust preferred capital securities ("Trust Preferred Securities") in a pooled trust preferred capital securities offering. Simultaneously, the trust used the proceeds of that sale to purchase $10.3 million principal amount of Alliance Bankshares' floating rate junior subordinated debentures due 2033 ("Subordinated Debentures"). Both the Trust Preferred Securities and the Subordinated Debentures are callable at any time after five years from the issue date. The Subordinated Debentures are an unsec ed obligation of Alliance Bankshares and are junior in right of payment to all present and future senior indebtedness of Alliance Bankshares. The Trust Preferred Securities are guaranteed by Alliance Bankshares on a subordinated basis. The Trust Preferred Securities are presented in the consolidated statements of condition of Alliance Bankshares under the caption "Trust Preferred Ca al Securities of Subsidiary Trust." Alliance Bankshares records distributions payable on the Trust Preferred Securities as an interest expense in its consolidated statements of operations. The cost of issuance of the Trust Preferred Securities was approximately $300,000. This cost is being amortized over a five year period from the issue date. The interest rate associated with the Trust Preferred Securities is 3 month LIBOR plus 3.15% subject to quarterly interest rate adjustments. The interest rate as of Decemb 31, 2005 was 7.64%.

A portion of Trust Preferred Securities may be included in the regulatory computation of capital adequacy as Tier I capital. Under t current guidelines, Tier I capital may include up to 25% of stockholders' equity excluding accumulated other comprehensive incor (loss) in the form of Trust Preferred Securities. At December 31, 2005 and 2004, the entire amount was considered Tier I capita as compared to December 31, 2003 when approximately $5.3 million of the Trust Preferred Securities was included in Tier I capital. he remaining $4.7 million was considered Tier II capital in 2003.

Alliance Bankshares is considered "well capitalized" as of December 31, 2005, 2004 and 2003. The following table shows our ca tal categories, capital ratios and the minimum capital ratios currently required by bank regulators:

Risk Based Capital Analysis

Year Ended December 31,

(Dollars in thousands)

	2005	2004	2003
TIER I CAPITAL			
Common stock	$ 19,244	$ 19,173	$ 12,966
Capital surplus	19,955	19,855	1,745
Retained earnings	13,218	9,160	6,393
Less: disallowed assets	(3,096)	- -	- -
Add: Qualifying Trust Preferred Securities	10,000	10,000	5,276
Total tier I capital	**59,321**	**58,188**	**26,380**
TIER II CAPITAL			
Allowance for loan losses	3,422	2,300	1,444
Qualifying Trust Preferred Securities	- -	- -	4,724
Total tier II capital	3,422	2,300	6,168
Total Risk Based Capital	**$ 62,743**	**$ 60,488**	**$ 32,548**
Risk weighted assets	**$ 369,659**	**$ 271,118**	**$ 176,418**
Quarterly average assets	**$ 595,857**	**$ 500,625**	**$ 375,671**

CAPITAL RATIOS				**Regi :ory Mii ium**
Tier 1 risk based capital ratio	**16.1%**	21.5%	15.0%	**0%**
Total risk based capital ratio	**17.0%**	22.3%	18.4%	**0%**
Leverage ratio	**10.0%**	11.6%	7.0%	**0%**

PURCHASED FUNDS AND OTHER BORROWINGS

Purchased funds and other borrowings include repurchase agreements (which we offer to commercial customers and affluent individuals), federal funds purchased and treasury, tax and loan balances. Customer repurchase agreements amounted to $37.7 million at December 31, 2005, compared to $29.9 million at December 31, 2004 and $35.0 million at December 31, 2003. Outstanding federal funds purchased were $20.0 million and $15.0 million at December 31, 2005 and December 31, 2004, respectively, compared to no outstanding federal funds purchased at December 31, 2003.

Customer repurchase agreements are standard repurchase agreement transactions that involve an Alliance Bank customer instead of wholesale banks and brokers. We offer this product as an accommodation to larger retail and commercial customers that request safety for their funds beyond the FDIC deposit insurance limits. We believe this product offers us a stable source of financing at a reasonable market rate of interest. We do not have any open repurchase agreements with broker dealers.

LIQUIDITY

Our overall asset/liability strategy takes into account the need to maintain adequate liquidity to fund asset growth and deposit runoff. Our liquidity is impacted by the general growth of Alliance Bank, growth of Alliance Home Funding, the national and local mortgage refinance market and the investment portfolio. We use a variety of tools to manage our liquidity. These include pricing on loans and deposits, purchase or sale of investments, brokered deposits, the sale or participation of loans, and rates and fees on home mortgages. In addition, we have a variety of credit facilities at our disposal. Our funding department monitors our overall position daily. We can and will draw upon federal funds lines with correspondent banks, reverse repurchase agreement lines with correspondent banks and use FHLB advances. Our deposit customers frequently have lower deposit balances in the middle of each month. The deposit balances generally rise toward the end of each month. As such, we use wholesale funding techniques to support our overall balance sheet growth.

Our liquidity is directly impacted by Alliance Home Funding. As interest rates decline, mortgage refinances and home purchases increase. In addition to the impact of interest rate movements, Alliance Home Funding has been adding production personnel which we expect will increase loan originations and funding requirements. Alliance Bank provides a warehouse line of credit to Alliance Home Funding. The funds advanced on this line allow us to originate and hold mortgages until they are sold to third party investors. In 2005, advances under this line of credit averaged $14.7 million, compared to $26.3 million in 2004. Our general liquidity management activities take into account current and expected warehouse line of credit needs.

In 2003, we expanded our use of brokered deposits as part of our core business growth. Certificates of deposit issued under this program also support the funding needs of Alliance Home Funding as well as general interest rate risk management. We generally issue these instruments with a maturity of one year or longer. As with any deposit product, we have potential risk for non-renewal by the customer or broker.

An analysis of the purchased funds distribution is presented below for the periods indicated:

Purchased Funds Distribution
Year Ended December 31,
(Dollars in thousands)

	2005	2004	2003
AT PERIOD END			
FHLB Advances	$ 30,000	$ 20,000	$,000
Customer repos	37,668	29,890	,991
Other borrowed funds	20,421	15,462	260
Total at period end	**$ 88,089**	**$ 65,352**	**$,251**
AVERAGE BALANCES			
FHLB Advances	$ 21,068	$ 19,617	$,844
Customer repos	52,571	33,941	,418
Other borrowed funds	29,218	17,728	,819
Total average balance	**$ 102,857**	**$ 71,286**	**$,081**
Average rate paid on all borrowed funds, end of period	**3.37%**	2.28%	28%
Average rate paid on all borrowed funds, during the period	**3.40%**	2.61%	16%
Maximum outstanding at any month end period	**$ 91,884**	$ 70,322	$ 908

RETURN ON AVERAGE ASSETS AND AVERAGE EQUITY

The ratio of net income to average equity and average assets and certain other ratios are as follows:

Year Ended December 31,
(Dollars in thousands)

	2005	2004	2003
Average total assets	**$ 571,317**	$ 441,630	$ 3 ,067
Average stockholders' equity	**$ 47,224**	$ 40,279	$,992
Net income	**$ 4,058**	$ 2,767	$,989
Cash dividends declared	**$ - -**	$ - -	$ - -
Return on average assets	**0.71%**	0.63%	.16%
Return on average stockholders' equity	**8.59%**	6.87%	.00%
Average stockholders' equity to average total assets	**8.27%**	9.12%	.50%

CONTRACTUAL OBLIGATIONS

Bankshares has entered into certain contractual obligations including long term debt, operating leases and obligations under service contracts. The following table summarizes Bankshares' contractual cash obligations as of December 31, 2005. The table does not include deposit liabilities or repurchase agreements entered into in the ordinary course of banking.

PAYMENTS DUE BY PERIOD

December 31, 2005

(Dollars in thousands)

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Trust Preferred Securities	$ 10,310	$ --	$ --	$ --	$ 10,310
Operating leases	11,921	1,286	3,150	2,337	5,148
Federal Home Loan Bank Advances	30,000	10,000	-	17,000	3,000
Data processing services	1,456	511	945	--	--
Total	**$ 53,687**	**$ 11,797**	**$ 4,095**	**$ 19,337**	**$ 18,458**

Bankshares has signed a lease in late 2005 to relocate the current corporate headquarters. The impact of the new lease is included in "Operating Leases" in the table above.

OFF-BALANCE SHEET ACTIVITIES

Alliance Bankshares, Alliance Bank, Alliance Home Funding and Alliance Insurance Agency enter into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit and financial guarantees which would impact the overall liquidity and capital resources to the extent customers accept and or use these commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. See Note 16 of the Notes to Consolidated Financial Statements for further discussion of the nature, business purpose and elements of risk involved with these off-balance sheet arrangements. With the exception of these off-balance sheet arrangements, and Alliance Bankshares' obligations in connection with its Trust Preferred Securities, we have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

RECENT ACCOUNTING PRONOUNCEMENTS

For information regarding recent accounting pronouncements and their effect on us, see "Recent Accounting Pronouncements" in Note 2 of the Notes to Consolidated Financial Statements contained herein.

"...we believe that with the support our shareholders, the leadership of our directors and the dedication and enthusiasm of our employees, ***Alliance Bankshares*** *can become the best community banking company in the Metropolitan Washington DC area."*

– Thomas A. Young, Jr., President & CEO

Alliance Bankshares

Where banking is today. **And tomorrow.**

Alliance Bankshares Corporation
4200 Park Meadow Drive, Suite 200 South
Chantilly, Virginia 20151
(703) 814-7200

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